Rogers Communications Reports Third Quarter 2012 Financial and Operating Results

Third Quarter Revenue Grows to $3,176 Million, Adjusted Operating Profit Increases 5% to $1,288

Million, Adjusted Diluted EPS up 7% to 96 cents; Pre-Tax Free Cash Flow up 15% to $589 Million;

Postpaid Wireless Net Subscriber Additions of 76,000 and Network Margins of 48% Reflect Improved

Postpaid Churn, Stabilizing Trend in Postpaid ARPU and Continued Realization of Cost Efficiencies;

Cable Operations Total Service Units Up 17,000, with Margins of 48% Reflecting Continued Revenue

Growth and Successful Cost Management;

Media Revenue Reflects Strong Growth in Sports Broadcasting and Entertainment More Than Offset by

Continued Softness in the Ad Market

TORONTO (October 24, 2012) — Rogers Communications Inc., one of Canada’s leading diversified communications and media companies, today announced its unaudited consolidated financial and operating results for the three months and nine months ended September 30, 2012, in accordance with International Financial Reporting Standards (“IFRS”).

Financial highlights from continuing operations are as follows:

(In millions of dollars, except per share amounts)	Three months ended September 30,			Nine months ended September 30,
	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$3,176	$3,131	1	$9,225	$9,191	-
As Adjusted(1):
Operating profit(2)	1,288	1,227	5	3,658	3,638	1
Net income	495	489	1	1,333	1,386	(4)
Earnings per share	0.96	0.90	7	2.56	2.53	1
Diluted earnings per share	0.96	0.90	7	2.55	2.52	1
Pre-tax free cash flow(1)	589	510	15	1,733	1,684	3

Operating profit(2)	1,255	1,231	2	3,556	3,561	-
Net income	466	497	(6)	1,203	1,255	(4)
Earnings per share	0.90	0.92	(2)	2.31	2.29	1
Diluted earnings per share	0.90	0.88	2	2.30	2.28	1

(1)

For details on the determination of the ‘Adjusted’ amounts and free cash flow, which are non-GAAP measures, see the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”. The ‘Adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘Adjusted’ amounts are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. The ‘Adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) other items (net) and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt, the related income tax impact of the above amounts, and an income tax charge resulting from legislative tax rate changes.

(2)

Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with IFRS. See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under IFRS and the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.

“Our top line and operating profit growth in the third quarter was highlighted by strong postpaid wireless smartphone sales and accelerated wireless data revenue growth, as well as strong margins in both our wireless and cable businesses where customer retention and cost containment initiatives have taken hold,” said Nadir Mohamed, President and Chief Executive Officer of Rogers Communications Inc. “Despite intensely competitive markets, we continued to successfully leverage our technology leadership to deliver new and innovative products and services and to invest in our networks at a healthy pace, while at the same time continuing to generate strong earnings and free cash flow.”

Rogers Communications Inc.	1	Third Quarter 2012

Highlights of the third quarter of 2012 include the following:

•

Consolidated revenue growth for the quarter was driven by Wireless network revenue growth of 2%, Wireless equipment revenue growth of 16% and Cable Operations revenue growth of 1%, offset by declines in Media and RBS compared to the same quarter last year. Consolidated adjusted operating profit increased by 5% with a 3% increase at Wireless, a 10% increase at Cable Operations and a 16% increase at RBS, partially offset by a 9% decrease at Media compared to the same quarter last year.

•

Wireless data revenue grew by 18% and comprises 41% of Wireless network revenue compared to 36% in the same quarter last year. During the third quarter, Wireless activated 707,000 smartphones, of which approximately 36% were for subscribers new to Wireless. This resulted in subscribers with smartphones, who typically generate average monthly revenue per user (“ARPU”) nearly twice that of voice only subscribers, representing 65% of the overall postpaid subscriber base as at September 30, 2012, up from 52% at September 30, 2011.

•

Driven by strong 48% margins at both Wireless and Cable Operations, consolidated margins of 41% were up 140 basis points from the same period last year. Adjusted net income improved 1% from the same quarter last year and adjusted diluted earnings per share of $0.96 was up 6 cents or 7% year-over-year.

•

Generated $589 million of consolidated pre-tax free cash flow in the quarter, defined as adjusted operating profit less PP&E expenditures and interest on long-term debt (net of capitalization), an increase of 15% compared to the third quarter of 2011 and reflecting increased adjusted operating profit combined with a decreased level of PP&E expenditures. Pre-tax free cash flow per share increased by 22% over the same period.

•

Expanded Canada’s first wireless Long Term Evolution (“LTE”) 4G broadband network to 24 Canadian markets, including Victoria, Edmonton, Regina and Quebec City. Rogers’ expanding LTE network now reaches 54% of the Canadian population, and Rogers currently offers the largest selection of LTE devices of any carrier in Canada. LTE is a next generation wireless technology that enables unparalleled connectivity, capable of speeds that are between three and four times faster than HSPA+ with peak potential download rates of up to 150 Megabits per second (“Mbps”).

•

Rogers and SAP announced plans to deploy enterprise mobile applications which leverage the SAP mobile platform. This exclusive new offering will help simplify the way organizations mobilize their workforce, by helping employees gain real-time access to enterprise mobile applications on tablets and smartphones that are traditionally used on desktop computers.

•

Announced the formation of an alliance with international mobile operators KPN, NTT Docomo, SingTel, Telefónica, Telstra and Vimpelcom to co-operate on global wireless machine-to-machine (“M2M”) business initiatives supporting a single, global platform that multinational customers can leverage to enable connected devices in multiple countries to better manage operations and reduce costs.

•

Rogers and Wavefront opened the doors to a new Rogers Wireless Innovation Centre in Vancouver to foster excellence in wireless commercialization, and to provide a facility where business customers and developers can experience first-hand the latest in M2M technology and enterprise mobility applications. The Rogers Wireless Innovation Centre will support current and emerging developers to get to market faster with innovative applications for connected devices to strengthen the wireless developer ecosystem in Canada, as well as educate Canadian companies about the benefits of M2M technology.

•

Enhanced the Rogers One Number Internet-based communications platform to allow customers to extend their existing Rogers wireless number not only to their computers, but also to their regular home phone and tablet. In addition, the Rogers One Number experience is now offered to small businesses across Canada. Rogers One Number is a feature of Rogers wireless plans that enables customers with an Internet connection to extend their Rogers wireless number to make or transfer calls using a computer, tablet and home phone.

•

Media announced the acquisition of theScore Television Network and related television assets. theScore is a national specialty TV service providing sports news, information, highlights and live event programming. It is Canada’s third largest specialty sports channel with 6.6 million television subscribers. The acquisition builds on Rogers’ rich history in sports broadcasting and reinforces its commitment to delivering premium sports content to its audiences on their platform of choice. Subject to final regulatory approval from the Canadian Radio-television and Telecommunications Commission (“CRTC”), which is anticipated early in fiscal 2013, the television network will be rebranded under the Sportsnet umbrella.

Rogers Communications Inc.	2	Third Quarter 2012

•

Completed a 37.5% investment in Maple Leaf Sports & Entertainment Ltd. (“MLSE”), advancing Rogers’ strategy of delivering highly sought-after content anywhere, anytime, on any platform across its broadband and wireless networks and its media assets, while strengthening the value of its sports brand, Sportsnet.

•

Media’s Citytv network registered double-digit audience growth and market share increases across Canada in key demographics during this year’s fall premiere week. With a greatly expanded footprint, Citytv is now available in approximately 80% of Canadian homes.

•

Finalized a new five-year $2.0 billion syndicated bank credit facility maturing in July 2017. This new bank credit facility replaces Rogers’ prior bank credit facility that was scheduled to expire in July 2013, extending our long-term liquidity. At September 30, 2012, there were no advances outstanding under the bank credit facility which, together with our cash and cash equivalents, provides for $2.5 billion of currently available liquidity.

This management’s discussion and analysis (“MD&A”), which is current as of October 23, 2012, should be read in conjunction with our Third Quarter 2012 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto, our 2011 Annual MD&A and our 2011 Audited Annual Consolidated Financial Statements and Notes thereto and our other recent filings with securities regulatory authorities available on SEDAR at sedar.com.

The financial information presented herein has been prepared on the basis of IFRS for interim financial statements and is expressed in Canadian dollars unless otherwise stated.

During the second quarter of this year, we completed the closure of our Video operations. As a result, the consolidated results no longer include the results of our Video business and the results of that business are now treated as discontinued operations for accounting and reporting purposes. Current and prior period results have been restated to reflect this change.

As this MD&A includes forward-looking statements and assumptions, readers should carefully review the section of this MD&A entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this MD&A, the terms “we”, “us”, “our”, “Rogers”, “Rogers Communications” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

•	“Wireless”, which refers to our wireless communications operations, carried on by Rogers Communications Partnership (“RCP”);

•	“Cable Operations”, which refers to our cable communications operations, including cable television, Internet and Home Phone, carried on by RCP;

•

“Rogers Business Solutions” (“RBS”), which refers to our operations that offer local and long-distance telephone services, enhanced voice and data services, and IP access for Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers; and

•

“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 55 radio stations, the Citytv television network, the Sportsnet, Sportsnet ONE, Sportsnet World television network, The Shopping Channel, the OMNI television stations, Canadian specialty channels, including Outdoor Life Network, The Biography Channel (Canada), FX (Canada), G4 Canada, and CityNews Channel; Digital Media, which provides digital advertising solutions to over 1,000 websites; Rogers Publishing, which produces more than 50 consumer, trade and professional publications; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	3	Third Quarter 2012

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts)	Three months ended September 30,			Nine months ended September 30,
	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Wireless	$1,889	$1,832	3	$5,360	$5,312	1
Cable Operations	838	826	1	2,506	2,471	1
RBS	86	96	(10)	263	312	(16)
Media	392	407	(4)	1,186	1,183	-
Corporate items and eliminations	(29)	(30)	(3)	(90)	(87)	3
Total operating revenue	3,176	3,131	1	9,225	9,191	-

Adjusted operating profit (loss)(1)
Wireless	843	815	3	2,376	2,366	-
Cable Operations	403	367	10	1,184	1,146	3
RBS	22	19	16	62	66	(6)
Media	50	55	(9)	115	136	(15)
Corporate items and eliminations	(30)	(29)	3	(79)	(76)	4
Adjusted operating profit(1)	1,288	1,227	5	3,658	3,638	1
Stock-based compensation recovery (expense)(2)	(26)	19	n/m	(20)	(30)	(33)
Settlement of pension obligations(3)	-	-	n/m	-	(11)	n/m
Integration, restructuring and acquisition expenses(4)	(7)	(15)	(53)	(82)	(36)	128
Operating profit(1)	1,255	1,231	2	3,556	3,561	-
Other income and expense, net(5)	(789)	(734)	7	(2,353)	(2,306)	2
Net income from continuing operations	466	497	(6)	1,203	1,255	(4)
Loss from discontinued operations	-	(6)	n/m	(32)	(19)	68
Net income	$466	$491	(5)	$1,171	$1,236	(5)

Basic earnings per share — continuing operations	$0.90	$0.92	(2)	$2.31	$2.29	1
Diluted earnings per share — continuing operations	0.90	0.88	2	2.30	2.28	1

Basic earnings per share	0.90	0.91	(1)	2.25	2.26	-
Diluted earnings per share	0.90	0.87	3	2.24	2.25	-

As Adjusted:(1)
Net income	495	489	1	1,333	1,386	(4)
Basic earnings per share	0.96	0.90	7	2.56	2.53	1
Diluted earnings per share	0.96	0.90	7	2.55	2.52	1

Additions to property, plant and equipment (“PP&E”)
Wireless	$299	$329	(9)	$737	$845	(13)
Cable Operations	186	190	(2)	573	517	11
RBS	15	13	15	45	42	7
Media	11	10	10	32	30	7
Corporate	17	17	-	48	40	20
Total additions to PP&E	$528	$559	(6)	$1,435	$1,474	(3)

Pre-tax free cash flow(1)	$589	$510	15	$1,733	$1,684	3

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)

Relates to the settlement of pension obligations for employees in the pension plans who had retired between January 1, 2009 and January 1, 2011, as a result of annuity purchases by Rogers’ pension plans.

(4)	Costs incurred relate to (i) severance costs resulting from the targeted restructuring of our employee base and (ii) acquisition transaction costs incurred and the integration of acquired businesses.
(5)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.

 n/m: not meaningful.

Rogers Communications Inc.	4	Third Quarter 2012

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Network revenue	$1,744	$1,707	2	$5,008	$4,960	1
Equipment sales	145	125	16	352	352	-
Total operating revenue	1,889	1,832	3	5,360	5,312	1

Operating expenses
Cost of equipment(1)	(379)	(319)	19	(1,027)	(960)	7
Other operating expenses	(667)	(698)	(4)	(1,957)	(1,986)	(1)
	(1,046)	(1,017)	3	(2,984)	(2,946)	1
Adjusted operating profit(2)	$843	$815	3	$2,376	$2,366	-

Adjusted operating profit margin as
% of network revenue(2)	48.3%	47.7%		47.4%	47.7%

Additions to PP&E	$299	$329	(9)	$737	$845	(13)

Data revenue included in network revenue	$719	$611	18	$1,995	$1,725	16

(1)	Cost of equipment includes the cost of equipment sales and direct channel subsidies.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

Summarized Wireless Subscriber Results

(Subscriber statistics in thousands,	Three months ended September 30,			Nine months ended September 30,
except ARPU, churn and usage)	2012	2011	Chg	2012	2011	Chg

Postpaid
Gross additions	386	380	6	1,070	1,072	(2)
Net additions	76	74	2	210	227	(17)
Total postpaid subscribers(1)	7,788	7,532	256	7,788	7,532	256
Monthly churn	1.34%	1.36%	(0.02% )	1.25%	1.27%	(0.02% )
Average monthly revenue per user (“ARPU”)(2)	$71.50	$72.08	$(0.58)	$69.13	$70.78	$(1.65)

Prepaid
Gross additions	186	258	(72)	496	654	(158)
Net additions (losses)	1	87	(86)	(117)	104	(221)
Total prepaid subscribers	1,644	1,756	(112)	1,644	1,756	(112)
Monthly churn	3.77%	3.37%	0.40%	4.05%	3.68%	0.37%
ARPU(2)	$16.73	$16.72	$0.01	$15.83	$15.71	$0.12

Blended ARPU(2)	$61.92	$61.79	$0.13	$59.55	$60.64	$(1.09)

(1)	On August 29, 2012, Wireless completed the acquisition of a customer base from a third-party reseller, which increased Wireless’ subscriber base by 4,000 subscribers.
(2)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	5	Third Quarter 2012

Wireless Subscribers and Network Revenue

For the three months ended September 30, 2012, the increase in the number of gross and net postpaid subscriber additions primarily relates to increases in the number of smartphone sales versus the same prior year period. Wireless activated and upgraded approximately 707,000 smartphones, compared to approximately 609,000 in the third quarter of 2011. This is the second highest number of smartphone activations in any quarter in Rogers’ history. The smartphones activated during the quarter were predominantly iPhone, Android and Blackberry devices, of which approximately 36% were for subscribers new to Wireless. The overall addition of smartphones increased the percentage of subscribers with smartphones to 65% of Wireless’ total postpaid subscriber base at September 30, 2012, compared to 52% as at September 30, 2011. These subscribers generally commit to new voice and data multi-year term contracts, typically generate ARPU nearly twice that of voice only subscribers and churn at lower rates than voice only subscribers.

The year-over-year decrease in prepaid subscriber net additions for the quarter ended September 30, 2012, primarily reflects an increase in the level of churn associated with heightened competitive intensity, particularly at the lower end of the wireless market where the prepaid product is most penetrated.

The increase in wireless network revenue for the three and nine months ended September 30, 2012 reflects the continued growth of Wireless’ postpaid subscriber base and the increased adoption and usage of wireless data services.

For the three months and nine months ended September 30, 2012, wireless data revenue increased by approximately 18% and 16%, respectively, from the corresponding period of 2011 to $719 million and $1,995 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphones, tablet devices and wireless laptops, which drive increased usage of e-mail, wireless Internet access, text messaging and other wireless data services. The increase in the wireless data revenue growth rate from the previous quarter primarily reflects increased data roaming. For the three and nine months ended September 30, 2012, wireless data revenue represented approximately 41% and 40%, respectively, of total network revenue, compared to approximately 36% and 35%, respectively, in the corresponding periods of 2011.

The modest year-over-year increase in blended ARPU for the quarter ended September 30, 2012 reflects growth in postpaid subscribers and wireless data revenue, partially offset by a decline in wireless voice revenues. The wireless data component of blended ARPU increased by 15.4%, which was partially offset by an 8.3% decline in the wireless voice component as a result of the heightened level of competitive intensity in the wireless voice service market.

Wireless Equipment Sales

The increase in revenue from equipment sales for the three months ended September 30, 2012, compared to the corresponding period of 2011, primarily reflects the increase in the number of postpaid gross additions and hardware upgrades by existing subscribers, combined with a shift in the mix of smartphones towards higher value devices versus the prior year and the launch of the new iPhone 5. Equipment sales were flat for the nine months ended September 30, 2012, compared to the corresponding period of 2011.

Wireless Operating Expenses

The increase in cost of equipment for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, was primarily the result of the increased number of smartphone sales to new customers, upgrades for existing customers and the launch of the new iPhone 5. During the three months ended September 30, 2012, we activated and upgraded 71% more iPhones and 16% more smartphones overall than in the same period last year. During the nine months ended September 30, 2012, we activated and upgraded 43% more iPhones and 14% more smartphones overall than in the same period last year.

Total retention spending, including subsidies on handset upgrades, was $214 million and $622 million, respectively, in the three and nine months ended September 30, 2012, compared to $181 million and $563 million, respectively, in the corresponding periods of 2011. These increases primarily reflect a higher number of hardware upgrades by existing subscribers than during the prior year combined with a shift in the mix towards higher value smartphones.

Rogers Communications Inc.	6	Third Quarter 2012

The year-over-year decrease in other operating expenses for the three and nine months ended September 30, 2012, excluding retention spending discussed above, was driven by efficiency gains resulting from cost management initiatives across various functions. Rogers continues to focus on implementing a program of cost reduction and efficiency improvement initiatives to manage the overall level of operating expenses.

Wireless Adjusted Operating Profit

The 3% year-over-year increase in adjusted operating profit and the 48.3% adjusted operating profit margin on network revenue (which excludes equipment sales revenue) for the three months ended September 30, 2012 primarily reflects the growth of network revenue in the period coupled with cost management and efficiency improvements as discussed above.

Wireless Additions to PP&E

Wireless additions to PP&E are classified into the following categories:

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Additions to PP&E
Capacity	$196	$194	1	$455	$477	(5)
Quality	47	64	(27)	113	157	(28)
Network - other	4	10	(60)	19	37	(49)
Information technology and other	52	61	(15)	150	174	(14)
Total additions to PP&E	$299	$329	(9)	$737	$845	(13)

Wireless PP&E additions can be categorized as spending on network capacity, such as radio channel additions, network core improvements and network enhancing features, including the continued deployment of our LTE and HSPA+ networks. Quality-related additions to PP&E are associated with upgrades to the network to enable higher throughput speeds in addition to improved network access associated activities, such as site build programs and network sectorization work. Quality also includes test and monitoring equipment and operating support system activities. Investments in Network – other are associated with network reliability and renewal initiatives, infrastructure upgrades and new product platforms. Information technology and other wireless specific system initiatives include billing and back-office system upgrades, and other facilities and equipment spending.

For the three and nine months ended September 30, 2012, the decreases in Quality and Network – other were primarily due to lower cell site construction and lower expenditures on Rogers One Number than in comparative periods. Information technology and other were lower for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, as a result of lower expenditures on customer billing systems and platforms for new services offset by investments to upgrade our retail stores.

Capacity spend changes year-over-year relate to timing of expenditure relating to LTE expansion and HSPA capacity initiatives.

Rogers Communications Inc.	7	Third Quarter 2012

CABLE OPERATIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue
Cable Television	$470	$475	(1)	$1,416	$1,423	-
Internet	249	232	7	735	688	7
Home Phone	119	119	-	355	360	(1)
Total Cable Operations operating revenue	838	826	1	2,506	2,471	1

Operating expenses
Cost of equipment	(5)	(7)	(29)	(14)	(19)	(26)
Other operating expenses	(430)	(452)	(5)	(1,308)	(1,306)	-
	(435)	(459)	(5)	(1,322)	(1,325)	-
Adjusted operating profit(1)	$403	$367	10	$1,184	$1,146	3

Adjusted operating profit margin(1)	48.1%	44.4%		47.2%	46.4%

Additions to PP&E	$186	$190	(2)	$573	$517	11

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

Summarized Subscriber Results

	Three months ended September 30,			Nine months ended September 30,
(Subscriber statistics in thousands)	2012	2011	Chg	2012	2011	Chg

Cable homes passed(1)	3,799	3,740	59	3,799	3,740	59

Television
Net additions (losses)	(16)	9	(25)	(58)	(8)	(50)
Total television subscribers(1)	2,239	2,303	(64)	2,239	2,303	(64)

Digital cable
Households, net additions (losses)	(1)	22	(23)	(1)	29	(30)
Total digital cable households(1)	1,776	1,767	9	1,776	1,767	9

Cable high-speed Internet
Net additions	29	39	(10)	51	58	(7)
Total cable high-speed Internet subscribers(1)	1,844	1,768	76	1,844	1,768	76

Cable telephony lines
Net additions and migrations	4	16	(12)	13	37	(24)
Total cable telephony lines(1)	1,065	1,044	21	1,065	1,044	21

Total cable service units(2)
Net additions (losses)	17	64	(47)	6	87	(81)
Total cable service units	5,148	5,115	33	5,148	5,115	33

Circuit-switched lines
Net losses and migrations to cable telephony platform	-	(1)	1	-	(12)	12
Total circuit-switched lines(3)	-	1	(1)	-	1	(1)

(1)

On February 28, 2011, we acquired 6,000 television subscribers, 5,000 digital cable households, 4,000 cable high-speed Internet subscribers and 4,000 cable telephony lines from our acquisition of Compton. These subscribers are not included in net additions, but are included in the ending total balance for the three and nine months ended September 30, 2011. In addition, the acquisition resulted in an increase in cable homes passed of 9,000.

(2)	Total cable service units are comprised of television subscribers, cable high-speed Internet subscribers and cable telephony lines.
(3)

During the three and nine months ended September 30, 2011, approximately 1,000 and 33,000 circuit-switched lines, respectively, were migrated to third-party resellers, with the exception of 3,000 that were migrated to RBS in the first quarter of 2011. These migrations are not included in net losses and migrations, but are included in the ending total balance for the three and nine months ended September 30, 2011.

Cable Television Revenue

Cable Television revenue was relatively flat for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, reflecting pricing changes made in March 2012, together with a continued increase in penetration of our digital cable product offerings year-to-date offset by the impact of promotional and retention pricing activity associated with heightened IPTV competitive activity.

Our digital cable subscriber base has grown by 1% since September 30, 2011, and represents 79% of our total television subscriber base as at September 30, 2012, compared to 77% as at September 30, 2011. Increased

Rogers Communications Inc.	8	Third Quarter 2012

demand from subscribers for the larger selection of digital content, video on-demand, HDTV and personal video recorder (“PVR”) equipment continues to contribute to the growth in the digital subscriber base and Cable Television revenue.

In the first quarter of 2012, Cable Operations began an initiative to convert many of the remaining analog cable customer outlets onto its digital cable platform. This migration, which will occur during 2012 and 2013, will enable the reclamation of significant amounts of network capacity and reduce network operating and maintenance costs going forward. The migration will entail incremental PP&E and operating costs as each of the remaining analog homes are fitted with digital converters and various analog filtering equipment is removed.

Internet Revenue

The year-over-year increase in Internet revenue for the three and nine months ended September 30, 2012 reflects the increase in our Internet subscriber base, combined with Internet service pricing changes made during the previous twelve months. Also impacting the increase is a general movement by subscribers towards higher end tiers, partially offset by the impact of promotional and retention pricing activity associated with heightened competition.

With our high-speed Internet customer base at 1.8 million subscribers, Internet penetration is approximately 49% of the homes passed by our cable network and 82% of our television subscriber base as at September 30, 2012, compared to Internet penetration of approximately 47% of the homes passed by our cable network and 77% of our television subscriber base as at September 30, 2011.

Home Phone Revenue

The relatively flat Home Phone revenues for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, reflect declines in revenue associated with exiting the legacy circuit-switched telephony base that Cable Operations divested last year, offset by the increase in the cable telephony Home Phone customer base.

Excluding the impact of exiting the circuit-switched telephony business, the year-over-year revenue growth for Home Phone for the three and nine months ended September 30, 2012 would have been 3% and 2%, respectively. For the three and nine months ended September 30, 2011, the revenue associated with the divested residential circuit-switched telephony business totalled approximately $3 million and $13 million, respectively.

Cable telephony Home Phone lines in service grew 2% from September 30, 2011 to September 30, 2012 and now represent 28% of the homes passed by our cable network and 48% of television subscribers, compared to 28% of the homes passed by our cable network and 45% of television subscribers at September 30, 2011.

Cable Operations Operating Expenses

Cable Operations’ operating expenses decreased for the three months ended September 30, 2012, compared to the corresponding period of 2011, due to cost reductions and efficiency initiatives across various functions and lower new subscriber addition activity, partially offset by incremental retention costs and costs associated with the analog to digital conversion. Rogers continues to focus on implementing a program of cost reduction and efficiency improvement initiatives to manage the overall level of operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, was primarily the result of the revenue and cost changes described above, with the associated adjusted operating profit margin of 48.1% and 47.2% for the three and nine months ended September 30, 2012, respectively, compared to 44.4% and 46.4% in the corresponding periods of 2011.

Rogers Communications Inc.	9	Third Quarter 2012

Cable Operations Additions to PP&E

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Additions to PP&E
Customer premise equipment	$66	$74	(11)	$212	$155	37
Scalable infrastructure	73	56	30	192	181	6
Line extensions	14	12	17	38	32	19
Upgrades and rebuild	-	4	n/m	1	8	(88)
Support capital	33	44	(25)	130	141	(8)
Total additions to PP&E	$186	$190	(2)	$573	$517	11

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and that facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;

•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements;

•	Line extensions, which includes network costs to enter new service areas;

•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and

•

Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets. Replacement of network assets unrelated to line extensions, rebuilds and upgrades or customer growth.

Additions to Cable Operations PP&E include continued investments in the cable network to enhance the customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and on-demand services to be added.

The decrease in Cable Operations PP&E additions for the three months ended September 30, 2012, compared to the corresponding period of 2011, was largely driven by lower analog to digital subscriber migration activity and lower installation activity. CPE investments decreased versus prior year for the quarter with lower voice modems offset by slightly higher DOCSIS 3 gateways and set-top boxes. Network investments in scalable infrastructure and line extensions increased for the three months ended September 30, 2012 due to adding capacity and improving our data and video service platforms. Support capital investments decreased during the quarter, compared to the corresponding period in 2011, due to timing of spend on projects related to platforms for new services and customer billing systems.

The increase in Cable Operations PP&E additions for the nine months ended September 30, 2012, compared to the corresponding period of 2011, was largely driven by increased CPE with higher Network spend offset by lower IT investments. The increase in CPE was attributable to higher volumes of DOCSIS 3 gateways, higher volumes of set-top boxes related to Nextbox 2.0 and our analog to digital subscriber migration activities earlier in the year. Network investments in scalable infrastructure and line extensions increased for the nine months ended September 30, 2012 and were focused on adding capacity and improving our data and video service platforms. Support capital investments decreased during the nine months ended September 30, 2012, compared to the corresponding period in 2011, due to timing of spend on projects related to platforms for new services and customer billing systems.

Rogers Communications Inc.	10	Third Quarter 2012

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$86	$96	(10)	$263	$312	(16)

Operating expenses	(64)	(77)	(17)	(201)	(246)	(18)
Adjusted operating profit(1)	$22	$19	16	$62	$66	(6)

Adjusted operating profit margin(1)	25.6%	19.8%		23.6%	21.2%

Additions to PP&E	$15	$13	15	$45	$42	7

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.

RBS Revenue

The decrease in RBS revenue for the three and nine months ended September 30, 2012 primarily reflects the planned decline in certain categories of lower margin legacy business, partially offset by the growth in next generation IP and other on-net services. RBS’ focus is primarily on IP-based services and increasingly on leveraging higher margin on-net and near-net revenue opportunities, utilizing existing network facilities to expand offerings to the medium-sized enterprise, public sector and carrier markets. Revenue from the lower margin off-net legacy business, which includes long-distance, local and certain legacy data services, continues to decline and was down 27% for the quarter compared to the third quarter of 2011. In contrast, revenue from the higher margin next generation business was up 12% for the quarter and 10% year-to-date due to service to new customers and incremental services to existing customers and now represents approximately 40% of total RBS revenues.

RBS Operating Expenses

The decrease in operating expenses for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, reflects cost reductions and efficiency initiatives across various functions. Rogers continues to focus on implementing a program of cost reduction and efficiency improvement initiatives to manage the overall level of operating expenses.

RBS Adjusted Operating Profit

The year-over-year increase in adjusted operating profit for the three months ended September 30, 2012 reflects steady declines in operating expenses, partially offset by declines in revenue as we exit the lower margin legacy business to focus on growing its on-net and next generation data revenue. The year-over-year decrease in adjusted operating profit for the nine months ended September 30, 2012, compared to the corresponding period in 2011, reflects declines in revenue due to RBS’ planned exit of the lower margin legacy business, offset by cost efficiencies which resulted in the increase in RBS’ adjusted operating profit margin to 23.6% from 21.2%.

RBS Additions to PP&E

The increase in RBS PP&E additions for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, resulted from the timing of expenditures on customer specific network expansions and support capital.

VIDEO

As of June 2012, Rogers’ retail stores no longer rent or sell DVDs and games at any of its locations which now focus exclusively on sales and service relating to Rogers’ wireless and cable products. The second quarter of 2012 was the last period for operations of the Video segment, with the remnants of that business now treated as discontinued operations for accounting and reporting purposes.

Rogers Communications Inc.	11	Third Quarter 2012

MEDIA

Summarized Media Financial Results

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars, except margin)	2012	2011	% Chg	2012	2011	% Chg

Operating revenue	$392	$407	(4)	$1,186	$1,183	-

Operating expenses	(342)	(352)	(3)	(1,071)	(1,047)	2
Adjusted operating profit(1)	$50	$55	(9)	$115	$136	(15)

Adjusted operating profit margin(1)	12.8%	13.5%		9.7%	11.5%

Additions to PP&E	$11	$10	10	$32	$30	7

(1)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Media Revenue

The decrease in Media’s revenue for the three months ended September 30, 2012, compared to the corresponding period of 2011, was the result of softer results at Television, Publishing, Digital Media, and The Shopping Channel, partially offset by growth at Sportsnet and Sports Entertainment. The third quarter experienced a continued weakening of the advertising market from the levels seen earlier in the year, which suppressed growth in most Media divisions. Revenues for the nine months ended September 30, 2012 increased slightly due to strong growth at Sportsnet and Sports Entertainment.

Media Operating Expenses

The decrease in Media’s operating expenses for the three months ended September 30, 2012, compared to the corresponding period of 2011, is primarily due to cost containment efforts, which offset increased baseball player related costs during the quarter. The increase in Media’s operating expenses for the nine months ended September 30, 2012, is primarily due to an increase in programming related spending in the Television division and increased player related costs in Sports Entertainment. The Television spending is related to new channels, including CityNews and FX Canada, as well as investments in new programming at Citytv coinciding with the recent expansion of its footprint which enables the monetization of such programming costs over a much larger audience base.

Media Adjusted Operating Profit

The decrease in Media’s adjusted operating profit for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, primarily reflects the revenue and expense changes discussed above.

Media Additions to PP&E

Media’s PP&E additions during the three and nine months ended September 30, 2012 increased from the corresponding periods in 2011 primarily due to capital expenditures relating to infrastructure upgrades for Sportsnet and Sports Entertainment.

Other Media Developments

On August 25, 2012, Rogers announced that it had entered into an agreement to purchase 100% of the outstanding shares of Score Media Inc. for $167 million. As part of this transaction, Rogers also received a 10% interest in Score Media’s digital media assets, which will be spun out as a separate entity called Score Digital. theScore Television Network is a national specialty TV service providing sports news, information, highlights and live event programming across Canada. This transaction is subject to regulatory approval which is anticipated in the first quarter of 2013, following which Rogers will wholly own and control theScore Television Network and its related television assets.

Subsequent to the quarter ended September 30, 2012, on October 19, 2012, the $167 million purchase price was paid and the shares of Score Media were transferred to an interim CRTC-approved trust which is responsible for the independent management of the business in the normal course of operations until CRTC approval is obtained. The ultimate control over the Score Media business will not transfer to Rogers until

Rogers Communications Inc.	12	Third Quarter 2012

such approval is obtained. In addition, Rogers will hold approximately 11.8% of the outstanding shares of Score Digital, which includes 10% that will be issued in connection with this transaction and approximately 1.8% of the shares of Score Digital received by Rogers as partial payment for our shareholdings in Score Media prior to the implementation of the transaction.

CORPORATE

Other Corporate Developments

On August 22, 2012, Rogers, along with BCE Inc., closed the joint acquisition of a net 75% equity interest in Maple Leafs Sports & Entertainment Ltd. from the Ontario Teachers’ Pension Plan. MLSE is one of Canada’s largest sports and entertainment companies and owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other assets. Rogers’ net cash investment, following a leveraged recapitalization of MLSE, was $533 million, representing a 37.5% equity interest in MLSE. An additional $7 million of costs were incurred in relation to this investment.

Rogers Communications Inc.	13	Third Quarter 2012

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that reconcile net income as defined under IFRS to the non-GAAP measures of operating profit and adjusted operating profit for the period. See the section entitled “Reconciliation of Financial Measures” for a full reconciliation to adjusted operating profit, adjusted net income, adjusted earnings per share and free cash flow.

Net Income and Earnings Per Share

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Net income	$466	$491	(5)	$1,171	$1,236	(5)
Loss from discontinued operations	-	6	n/m	32	19	68
Net income from continuing operations	466	497	(6)	1,203	1,255	(4)
Income tax expense	177	162	9	508	448	13
Other income, net	(2)	-	n/m	(11)	(7)	57
Share of the (income) loss of associates and joint ventures, net of tax	8	(1)	n/m	2	(4)	n/m
Finance costs:
Interest on long-term debt	176	167	5	514	499	3
Loss on repayment of long-term debt	-	-	n/m	-	99	n/m
Foreign exchange loss (gain)	(14)	29	n/m	(13)	18	n/m
Change in fair value of derivative instruments	10	(43)	n/m	5	(23)	n/m
Capitalized interest	(5)	(9)	(44)	(24)	(19)	26
Amortization of deferred transaction costs	2	2	-	6	6	-
Operating income	818	804	2	2,190	2,272	(4)
Depreciation and amortization	437	427	2	1,366	1,289	6
Operating profit	1,255	1,231	2	3,556	3,561	-
Stock-based compensation expense (recovery)	26	(19)	n/m	20	30	(33)
Settlement of pension obligations	-	-	n/m	-	11	n/m
Integration, restructuring and acquisition expenses	7	15	(53)	82	36	128
Adjusted operating profit	$1,288	$1,227	5	$3,658	$3,638	1

We recorded net income from continuing operations of $466 million and $1,203 million for the three and nine months ended September 30, 2012, respectively, and basic earnings per share of $0.90 and $2.31, and diluted earnings per share of $0.90 and $2.30, respectively, compared to net income of $497 and $1,255 million, or basic earnings per share of $0.92 and $2.29, and diluted earnings per share of $0.88 and $2.28, respectively, for the corresponding periods of 2011. See the section entitled “Reconciliation of Financial Measures”.

	Three months ended September 30,			Nine months ended September 30,
(In millions of dollars)	2012	2011	% Chg	2012	2011	% Chg

Net income from continuing operations	$466	$497	(6)	$1,203	$1,255	(4)
Add (deduct):
Stock-based compensation expense (recovery)	26	(19)	n/m	20	30	(33)
Settlement of pension obligations	-	-	n/m	-	11	n/m
Integration, restructuring and acquisition expenses	7	15	(53)	82	36	128
Loss on repayment of long-term debt	-	-	n/m	-	99	n/m
Income tax impact of above items	(4)	(4)	-	(26)	(45)	(43)
Income tax charge, legislative tax rate change	-	-	n/m	54	-	n/m
Adjusted net income	$495	$489	1	$1,333	$1,386	(4)

On an adjusted basis, we recorded net income of $495 million and $1,333 million for the three and nine months ended September 30, 2012, respectively, and basic adjusted earnings per share of $0.96 and $2.56, and diluted adjusted earnings per share of $0.96 and $2.55, respectively, compared to adjusted net income of $489 and $1,386 million, or basic adjusted earnings per share of $0.90 and $2.53, and diluted adjusted earnings per share of $0.90 and $2.52, respectively, for the corresponding periods of 2011. See the section entitled “Reconciliation of Financial Measures”.

Income Tax Expense

Our effective income tax rate for the three and nine months ended September 30, 2012 was 27.5% and 29.7%, respectively, compared to 24.5% and 26.3% for the corresponding periods of 2011. The rate for the three month period differed from the 2012 statutory income tax rate of 26.4% primarily due to non-deductible expenses. The rate for the nine month period differed from the statutory tax rate primarily due to a non-recurring revaluation of our deferred tax balances of $54 million required as a result of legislative changes in the Ontario income tax rate becoming substantively enacted in the previous quarter.

Rogers Communications Inc.	14	Third Quarter 2012

We expect to utilize substantially all of our remaining non-capital income tax loss carryforwards in 2012. In addition, legislative changes to eliminate the deferral of partnership income took effect late in 2011. This will temporarily accelerate our total cash tax payments as the payment of approximately $700 million of previously expensed deferred taxes are accelerated and paid over a five year period commencing in 2012 at 15% in 2012, 20% in each of 2013 through 2015, and 25% in 2016. For these reasons, our cash tax payments for the 2012 fiscal year are increasing significantly from 2011 levels, as detailed in our 2012 Financial Guidance, and are currently expected to increase further in 2013 from 2012 levels. While both the depletion of loss carryforwards and the elimination of the partnership deferral impact the timing of cash tax payments, they are not expected to materially affect our income tax expense for accounting purposes. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

	Three months ended September 30,		Nine months ended September 30,
(In millions of dollars, except tax rate)	2012	2011	2012	2011

Statutory income tax rate	26.4%	28.0%	26.4%	28.0%

Income before income taxes	$643	$659	$1,711	$1,703

Computed income tax expense	$170	$185	$452	$477
Increase (decrease) in income taxes resulting from:
Effect of tax rate differential on origination and estimated future reversal of temporary differences	(1)	(13)	4	(37)
Effect of legislated tax rate changes substantively enacted in current period on deferred tax balances	-	-	54	-
Non-deductible (non-taxable) items	7	(6)	-	4
Other items	1	(4)	(2)	4
Income tax expense	$177	$162	$508	$448
Effective income tax rate	27.5%	24.5%	29.7%	26.3%

Share of the (Income) Loss of Associates and Joint Ventures

During the three months ended September 30, 2012, Rogers incurred a loss of $8 million mainly due to its equity interest in MLSE, which is generally unprofitable during the second and third quarters of the year as the NHL and NBA leagues are not in season. During the nine months ended September 30, 2012, Rogers incurred a loss of $2 million due to the loss from MLSE partially offset by gains from other investments. For the three and nine months ended September 30, 2011, Rogers incurred a gain of $1 million and $4 million, respectively, from its equity interest in various investments.

Interest on Long-Term Debt

The nominal increase in interest expense, including the impact of cross-currency interest rate exchange agreements (“Debt Derivatives”), for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, primarily reflects an increase in the amount of debt, substantially offset by a decrease in the weighted-average interest rate on long-term debt at September 30, 2012 compared to September 30, 2011. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities”.

Loss on Repayment of Long-Term Debt

During the three and nine months ended September 30, 2012, there were no losses on repayment of long-term debt. During the nine months ended September 30, 2011, we recorded a loss on repayment of long-term debt of $99 million related to the redemption of two public debt issues.

Foreign Exchange Loss (Gain)

During the three and nine months ended September 30, 2012, the Canadian dollar strengthened by 3.5 cents and 3.4 cents, respectively, versus the U.S. dollar, resulting in foreign exchange gains of $14 million and $13 million, respectively, primarily related to the US$350 million Senior Notes due 2038, for which the associated Debt Derivatives have not been designated as hedges for accounting purposes. During the three and nine months ended September 30, 2011, the Canadian dollar weakened by 8.4 cents and 5.4 cents, respectively, versus the U.S. dollar, resulting in a foreign exchange loss of $29 million and $18 million, respectively, also primarily related to the US$350 million Senior Notes due 2038.

Rogers Communications Inc.	15	Third Quarter 2012

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments expense in the three and nine months ended September 30, 2012 was primarily the result of (i) a non-cash loss for the three and nine months ended September 30, 2012 on the change in fair value of the Debt Derivatives hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes combined with (ii) a non-cash loss for the three and nine months ended September 30, 2012 pertaining to an estimate of the relative hedge ineffectiveness of Debt Derivatives which have been designated as hedges for accounting purposes. We have recorded the fair value of our Debt Derivatives using an estimated credit-adjusted mark-to-market valuation. These amounts are partially offset by the related foreign exchange gains noted above.

Operating Income

The increase in our operating income in the three months ended September 30, 2012, compared to the corresponding period of 2011, reflects an increase in revenue of $45 million partially offset by the increase in expenses of $31 million. For the nine months ended September 30, 2012, compared to the corresponding period of 2011, operating income decreased due to an increase in expense of $116 million, partially offset by an increase in revenue of $34 million. See the section above entitled “Segment Review” for a detailed discussion of respective segment results.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the three and nine months ended September 30, 2012, compared to the corresponding periods of 2011, reflects an increase in depreciation on PP&E and is largely related to information technology systems that became available for use during 2012. Further driving the increase in depreciation and amortization expense was the acceleration of depreciation on certain network transmission assets and the timing of readiness of certain network and system initiatives, including the launch of our LTE network in various municipalities. These increases were partially offset by a decrease in depreciation expense due to an increase in the estimated useful life of certain network and information technology assets. During the third quarter, we reviewed all depreciation rates and this review resulted in changes in estimates of useful lives of certain assets. The impact of these changes were accounted for prospectively and resulted in a net decrease of depreciation expense of $45 million for the three months ended September 30, 2012.

Stock-based Compensation

During the three and nine months ended September 30, 2012, stock-based compensation expense was $26 million and $20 million, respectively compared to a recovery of $19 million and an expense of $30 million for the three and nine months ended September 30, 2011, respectively. The expense in a given period is generally a function of the vesting of options and units and a true up to the liability associated with changes to the fair value of the underlying options and units in each reporting period. In the three and nine months ended September 30, 2012, $11 million and $68 million, respectively, was paid to holders of restricted share units, deferred share units, and upon exercise of stock options using a cash settlement feature, compared to $4 million and $28 million for the three and nine months ended September 30, 2011, respectively.

Settlement of Pension Obligations

During the three and nine months ended September 30, 2012, there was no settlement of pension obligations. During the nine months ended September 30, 2011, we incurred a non-cash loss of $11 million from the settlement of pension obligations resulting from a lump sum contribution of approximately $18 million to our pension plans, following which the pension plans purchased approximately $68 million of annuities from insurance companies for all employees who had retired between January 1, 2009 and January 1, 2011.

Integration, Restructuring and Acquisition Expenses

During the three and nine months ended September 30, 2012, we incurred $7 million and $82 million, respectively, of integration, restructuring and acquisition expenses related to (i) severance costs associated with the restructuring of our employee base ($5 million and $80 million, respectively) and (ii) acquisition and transaction costs incurred and integration of acquired businesses ($2 million and $2 million, respectively). During the three and nine months ended September 30, 2011, we incurred $15 million and $36 million, respectively, of integration, restructuring and acquisition expenses to improve our cost structure related to (i) severance costs related to the restructuring of our employee base ($15 million and $30 million, respectively) and (ii) acquisition and transaction costs incurred and integration of acquired businesses ($nil million and $6 million, respectively).

Rogers Communications Inc.	16	Third Quarter 2012

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless, Cable Operations and RBS increased, and Media decreased for the three months ended September 30, 2012 compared to the three months ended September 30, 2011. For discussions of the results of operations of each of these segments, refer to the respective segment discussions above.

For the three months ended September 30, 2012, consolidated adjusted operating profit increased to $1,288 million, compared to $1,227 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended September 30, 2012 and September 30, 2011, respectively, excludes (i) stock-based compensation expense of $26 million and recovery of $19 million; and (ii) integration, restructuring and acquisition expenses of $7 million and $15 million.

For the nine months ended September 30, 2012, consolidated adjusted operating profit increased to $3,658 million, compared to $3,638 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the nine months ended September 30, 2012 and September 30, 2011, respectively, excludes (i) stock-based compensation expenses of $20 million and $30 million; (ii) integration, restructuring and acquisition expenses of $82 million and $36 million; and (iii) settlement of pension obligations of $nil and $11 million.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Reconciliation of Financial Measures” and “Key Performance Indicators and Non-GAAP Measures”.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operating, Financing and Investing Activities

Three months ended September 30, 2012

For the three months ended September 30, 2012, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $1,284 million from $1,205 million in the corresponding period of 2011.

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the three months ended September 30, 2012, cash generated from operations was $1,146 million, compared to $1,128 million in the corresponding period of 2011.

Net funds used during the three months ended September 30, 2012 totalled approximately $1,290 million, the details of which include the following:

•	additions to PP&E of $475 million, including $53 million of related changes in non-cash working capital;

•	payment of quarterly dividends of $205 million on our Class A Voting and Class B Non-Voting shares;

•	$540 million for the net investment in MLSE;

•	payments for program rights and other investments of $65 million; and

•	payments for financing costs of $5 million.

Taking into account the opening cash and cash equivalents of $603 million at the beginning of the period and the generation and uses of funds described above, the cash and cash equivalents at September 30, 2012 were $459 million.

Nine months ended September 30, 2012

For the nine months ended September 30, 2012, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $3,571 million from $3,604 million in the corresponding period of 2011.

Rogers Communications Inc.	17	Third Quarter 2012

Taking into account the changes in non-cash operating working capital items, income taxes paid and interest paid for the nine months ended September 30, 2012, cash generated from operations was $2,753 million, compared to $2,766 million in the corresponding period of 2011. Total net funds generated or raised in the nine months ended September 30, 2012 aggregated approximately $3,853 million, including the cash generated from operations of $2,753 million noted above together with the receipt of an aggregate $1.1 billion gross proceeds from the June 4, 2012 issuance of $500 million of 3.0% Senior Notes due 2017 and $600 million of 4.0% Senior Notes due 2022.

Net funds used during the nine months ended September 30, 2012 totalled approximately $3,337 million, the details of which include the following:

•	additions to PP&E of $1,484 million, including $49 million of related changes in non-cash working capital;

•	payment of quarterly dividends of $599 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 9.6 million Class B Non-Voting shares for an aggregate purchase price of $350 million;

•	$250 million net repayments under our bank credit facility;

•	$540 million for the net investment in MLSE;

•	payments for program rights and other investments of $100 million; and

•	payments for financing costs of $14 million.

Taking into account the opening bank advances of $57 million at the beginning of the period and the generation and uses of funds described above, the cash and cash equivalents at September 30, 2012 were $459 million.

Financing

Our long-term debt instruments are described in Note 17 and Note 18 to the 2011 Annual Audited Consolidated Financial Statements.

Bank Credit Facility

In July 2012, Rogers successfully completed the negotiation and documentation of a new five-year $2.0 billion syndicated bank credit facility maturing in July 2017. This new bank credit facility replaces Rogers’ prior $2.4 billion bank credit facility that was set to expire in July 2013, extending Rogers’ long term liquidity. The new bank credit facility will be used for general corporate purposes.

At September 30, 2012, there were no advances outstanding under our $2.0 billion bank credit facility, and our cash and cash equivalents were $459 million.

Debt Issuances

On June 4, 2012, RCI issued in Canada $1.1 billion aggregate principal amount of senior notes, comprised of $500 million of 3.0% Senior Notes due 2017 (the “2017 Notes”) and $600 million of 4.0% Senior Notes due 2022 (the “2022 Notes”). The 2017 Notes were issued at a discount of 99.921% for an effective yield of 3.017% per annum if held to maturity while the 2022 Notes were issued at a discount of 99.600% to yield 4.049% per annum if held to maturity. RCI received aggregate net proceeds of approximately $1,091 million from the issuance of the Notes after deducting the original issue discount, agents’ fees and other related expenses. The aggregate net proceeds from the Notes were used to repay outstanding advances under our bank credit facility and for general corporate purposes, which included funding a portion of our investment in the 37.5% ownership interest in MLSE.

Each of these Notes are guaranteed by RCP and rank pari passu with all of RCI’s other senior unsecured notes and debentures and bank credit facility.

Normal Course Issuer Bid

In February 2012, we announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by

Rogers Communications Inc.	18	Third Quarter 2012

RCI of our intention to renew our normal course issuer bid (“NCIB”) for a further one year period commencing February 24, 2012 and ending February 23, 2013, and that, during such one year period, we may purchase on the TSX up to the lesser of 36.8 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors. Any purchase made pursuant to the NCIB will be effected through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems.

During the three months ended September 30, 2012, no Class B Non-Voting shares were purchased and cancelled under the NCIB.

During the nine months ended September 30, 2012, 9.6 million Class B Non-Voting shares were purchased and cancelled under the NCIB for an aggregate purchase price of $350 million. All of these purchases were effected through the facilities of the TSX.

Interest Rate and Foreign Exchange Management

Foreign Currency Forward Contracts

As at September 30, 2012, U.S. $440 million of foreign exchange currency forward contracts used to hedge the foreign exchange risk on certain forecast expenditures (“Expenditure Derivatives”) remained outstanding. All of the Expenditure Derivatives qualify and have been designated as hedges for accounting purposes. The Expenditure Derivatives fix the exchange rate on an aggregate U.S. $20 million per month of our forecast expenditures at an average rate of Cdn $0.9643/U.S. $1 to July 2014. An aggregate U.S. $60 million of the Expenditure Derivatives were settled in the quarter ended September 30, 2012 for Cdn $58 million.

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Debt Derivatives (together with our Expenditure Derivatives our “Derivatives”), whether or not they qualify as hedges for accounting purposes. All Derivatives are used for risk-management purposes only. The Canadian dollar equivalent of our U.S. dollar-denominated long-term debt illustrated in the table below reflects the contracted foreign exchange rate for all of our Debt Derivatives regardless of qualifications for accounting purposes as a hedge.

During the three and nine months ended September 30, 2012, there was no change in our U.S. dollar-denominated debt or in our Debt Derivatives. On September 30, 2012, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 91.7% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Hedged Position

(In millions of dollars, except percentages)	September 30, 2012		September 30, 2011

U.S. dollar-denominated long-term debt	U.S.	$4,230	U.S.	$4,230
Hedged with Debt Derivatives	U.S.	$4,230	U.S.	$4,230
Hedged exchange rate		1.1340		1.1340
Percent hedged(1)		100.0%		100.0%

Amount of long-term debt at fixed rates:(2)
Total long-term debt	Cdn	$11,447	Cdn	$10,467
Total long-term debt at fixed rates	Cdn	$11,447	Cdn	$10,347
Percent of long-term debt fixed		100.0%		98.9%

Weighted average interest rate on long-term debt		6.06%		6.27%

(1)

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on September 30, 2012 and September 30, 2011, RCI accounted for 91.7% of its Debt Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, on September 30, 2012, 91.7% of U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Debt Derivatives.

Rogers Communications Inc.	19	Third Quarter 2012

Mark-to-Market Value of Derivatives

In accordance with IFRS, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread for the relevant term and counterparty for each Derivative. At September 30, 2012, details of the derivative instruments net liability are as follows:

(In millions of dollars)	U.S. $ notional	Exchange rate	Cdn $ notional	Estimated fair value, being carrying amount on a credit risk adjusted basis
Debt Derivatives accounted for as cash flow hedges:
As assets	$1,200	1.0250	$1,230	$14
As liabilities	2,680	1.1970	3,208	(591)

Debt Derivatives not accounted for as hedges:
As liabilities	350	1.0258	359	(1)
Net mark-to-market liability Debt Derivatives				(578)

Expenditure Derivatives accounted for as cash flow hedges:
As assets	440	0.9643	424	12

Expenditure Derivatives not accounted for as hedges:
As assets	65	0.9764	63	-

Total				$(566)

Less net current liability portion				$(155)
Net long-term liability portion				$(411)

Long-term Debt Plus Net Debt Derivative Liabilities

The aggregate of our long-term debt plus net Debt Derivatives liabilities at the estimated credit-adjusted mark-to-market valuation is calculated as follows:

(In millions of dollars)	September 30, 2012	September 30, 2011

Long-term debt(1)	$10,809	$10,104
Net derivative liabilities for Debt Derivatives(2)	$578	$342

Total	$11,387	$10,446

(1)	Before deducting fair value decrement arising from purchase accounting and deferred transaction costs.
(2)	Includes current and long-term portions.

Outstanding Common Share Data

Set out below is our outstanding common share data as at September 30, 2012 and at September 30, 2011.

	September 30, 2012	September 30, 2011
Common shares(1)
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	402,785,156	422,231,128
Total Common shares	515,247,170	534,693,142

Options to purchase Class B Non-Voting shares
Outstanding options	9,438,522	11,696,564
Outstanding options exercisable	4,531,564	6,507,614

(1)

Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

Rogers Communications Inc.	20	Third Quarter 2012

Dividends and Other Payments on Equity Securities

We have declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Declaration date	Record date	Payment date	Dividend per share	Dividends paid (in millions)

February 15, 2011	March 18, 2011	April 1, 2011	$0.355	$195
April 27, 2011	June 15, 2011	July 4, 2011	$0.355	$194
August 17, 2011	September 15, 2011	October 3, 2011	$0.355	$190
October 26, 2011	December 15, 2011	January 4, 2012	$0.355	$187

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204

In February 2012, the Board of Directors approved an increase to our annualized dividend rate from $1.42 to $1.58 per Class A Voting and Class B Non-Voting shares effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by our Board of Directors and there is no entitlement to any dividend prior thereto.

COMMITMENTS AND OTHER CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements, are summarized in our 2011 Annual MD&A, and are further discussed in Notes 17, 18 and 25 of our 2011 Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December 31, 2011, except for a wireless handset purchase agreement that provides for a minimum commitment representing a material portion of current and projected handset sales over a three-year period.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations that impact our operations are summarized in our 2011 Annual MD&A. Significant developments regarding those regulations since our 2011 Annual MD&A, which was current as of February 21, 2012, are as follows:

Consultation on a Policy and Technical Framework for the 700MHz Band and Aspects Related to Commercial Mobile Spectrum

In March 2012, the Canadian Federal Department of Industry, on behalf of the Minister of Industry (Canada) (collectively, “Industry Canada”) released its Policy and Technical framework for the auction of spectrum in the 700MHz and 2500-2690MHz spectrum bands. Key aspects of the Policy regarding 700MHz spectrum are:

•

Industry Canada did not establish a set-aside similar to the 2008 spectrum auction and instead adopted an auction cap. There are 4 blocks of spectrum that are considered “prime”. Large domestic carriers are restricted to a single block of “prime” spectrum while all other carriers are held to two such blocks. Rogers, Bell Canada and TELUS will be considered large carriers nationally while Sasktel and MTS will be considered such in Saskatchewan and Manitoba, respectively.

•

Bidders designated as associated entities are not allowed to bid separately in the auction. The definition of associated entities will be determined in an upcoming consultation. Submissions were filed in June 2012 with reply submissions due in late July 2012.

•

To encourage rural deployments, single carriers who win two paired blocks, or two carriers who share their two paired blocks, are required to use their 700MHz spectrum to provide coverage to 90% of their HSPA territory within 5 years and 97% within 7 years. Industry Canada will also draft general roll-out requirements under their next consultation.

•	Industry Canada will use Tier 2 licence areas, which consists of 14 large service areas covering all of Canada and generally are the same size as individual provinces.

•	The auction is expected to occur in the first half of 2013.

Rogers Communications Inc.	21	Third Quarter 2012

Key aspects of the Policy regarding 2500-2690MHz spectrum are:

•

Industry Canada adopted a spectrum cap (not an auction cap like in the 700MHz auction). No carrier participating in the auction may possess more than 40MHz of 2500-2690MHz spectrum. Rogers is grandfathered in with respect to our holdings in those situations where we already hold more than 40MHz of this spectrum. We will not be required to return spectrum.

•	The status of associated entities will be decided in an upcoming consultation.

•	There is no special roll-out requirement for 2500MHz. A general roll-out rule will be determined in the next consultation.

•	The auction is expected to occur in early 2014.

Subsequent to the end of the quarter, Industry Canada released its Consultation paper seeking comments on licensing considerations related to auction format, rules and processes, as well as on conditions of licence for spectrum in the 2500 MHz band.

Industry Canada also began a consultation on mandatory roaming and tower sharing. It currently makes the following proposals:

•	Industry Canada proposes expanding mandatory roaming. Any licencee can ask any other licencee to roam on their network whether they have spectrum in territory or not. The duration is indefinite.

•	Industry Canada proposes to keep the current seamless handover rules and not require seamless handover.

•	Rates would be determined by commercial negotiations.

•	Parties would be able to refer negotiation failures to arbitration after 60 days instead of 90 days.

Restrictions on Non-Canadian Ownership and Control

In March 2012, Industry Canada announced its intention to amend the Telecommunications Act (Canada) (the “Telecommunications Act”) to exempt telecommunications companies with less than 10% of total telecommunications Canadian market revenue from foreign investment restrictions under that Act. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenues other than by way of merger or acquisitions will continue to be exempt from the restrictions. These amendments were included in Bill C-38 which passed into law on June 29, 2012. Restrictions on foreign ownership under the Broadcasting Act (Canada) remain for all companies with broadcasting distribution activities irrespective of telecommunications market share.

Proposed Legislation Affecting Wireless Billing and Contracts

In April 2012, the Ontario government announced that it is introducing legislation addressing wireless bills and contracts. The proposed legislation, which would affect new contracts, would take effect six months after being passed. It would also cover existing agreements that are amended, renewed or extended after that date. The legislation seeks to ensure that contracts are written in plain language and spell out which services come with the basic fee, and which would result in additional charges. It would also require service providers to obtain consent in writing before they renew or amend a contract. The legislation also seeks to cap the cost of cancelling a fixed-term contract that would vary depending on the circumstances of the contract.

The amendments to the Manitoba Consumer Protection Act described in our 2011 Annual MD&A came into effect on September 15, 2012. Similar legislation came into effect on September 27, 2012 in Newfoundland and has been tabled in Nova Scotia. A private member’s bill proposing similar legislation has been introduced in New Brunswick.

CRTC Proceeding into Development of a Code for Terms and Conditions for Mobile Services

Subsequent to the end of the quarter, on October 11, 2012, the CRTC launched a public consultation to obtain Canadians’ views on a new code for retail wireless services, such as cellphones and other personal mobile devices. This consultation will culminate with a public hearing beginning on January 28, 2013, in Gatineau, Que. The proceeding will establish a mandatory code for mobile wireless service providers to address the clarity and content of mobile wireless service contracts and related issues for consumers. More specifically, the proceeding will address:

•	the terms and conditions that should be addressed by a code for cellphones and mobile devices;

Rogers Communications Inc.	22	Third Quarter 2012

•	to whom the code should apply;

•	how the code should be enforced; and

•	how the code’s effectiveness should be assessed.

CRTC Denial of Roaming Complaint Review and Vary Applications

In April 2012, the CRTC denied Globealive and PIAC’s applications to review and vary Decision 2011-360 in which the CRTC dismissed Globealive’s complaint that Rogers was providing itself with an undue preference in providing our Chatr brand with seamless handoff for roaming.

Bill C-11, An Act to Amend the Copyright Act

Bill C-11, An Act to amend the Copyright Act, which was introduced into the House of Commons in September 2011 (as described in our 2011 Annual MD&A), was passed into law on June 29, 2012 without amendment and will come into force in phases over the next few years.

Regulatory Approval of Recent Acquisitions

In June 2012, the CRTC approved Media’s acquisition of the Saskatchewan Communications Network. In May 2012, the Competition Bureau issued a No Action Letter to Bell and Rogers indicating that the Commissioner of Competition would not contest the proposed acquisition of a 75% interest in MLSE by Rogers and Bell Canada. In July 2012, the CRTC approved the transfer of the five television licenses held by MLSE in which Rogers subsequently completed a 37.5% investment.

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are discussed in our 2011 Annual MD&A, which was current as of February 21, 2012, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

Consultation on a Policy and Technical Framework for the 700MHz Band and Aspects Related to Commercial Mobile Spectrum

Industry Canada’s recently released Policy and Technical framework for the auction of spectrum in the 700MHz and 2500-2690MHz spectrum bands described above may impair Rogers’ ability to acquire the necessary spectrum to compete effectively in the wireless broadband market against Bell Canada and TELUS who have a shared network.

Review of Telecommunications Foreign Ownership Restrictions

Industry Canada’s amendment to the Telecommunications Act to exempt telecommunications companies with less than 10% of total Canadian telecommunications market revenue from foreign investment restrictions under that Act will enable foreign firms to acquire and substantially invest in new wireless entrants. Any such activity could provide greater competition to Wireless.

Litigation Update

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of all system access fees ever collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

Rogers Communications Inc.	23	Third Quarter 2012

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

Rogers’ appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied. The plaintiffs are now seeking to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. We have not recorded a liability for this contingency.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia). The plaintiffs are seeking unquantified damages and restitution. We have not recorded a liability for this contingency.

The outcome of all the proceedings and claims against the Company, including the matters described above is subject to future resolution including the uncertainties of litigation. Based on information currently known to the Company, management believes that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that Rogers is liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2011 Annual MD&A and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses;

•	Cost of equipment sales;

•	Stock-based compensation expenses (recovery);

•	Integration, restructuring and acquisition expenses;

•	Operating profit or loss;

•	Adjusted operating profit or loss;

•	Adjusted net income;

•	Adjusted operating profit or loss margin;

•	Free cash flow;

•	Additions to PP&E; and

•	Long-term debt plus net derivative liabilities (assets).

Certain of the key performance indicators listed above are non-GAAP measures and are reconciled in the “Reconciliation of Financial Measures” section of this MD&A.

RELATED PARTY ARRANGEMENTS

We have entered into certain transactions with companies, the partners or senior officers of which are Directors of Rogers. During the three and nine months ended September 30, 2012, total amounts paid by us to these related parties, directly or indirectly, were $10 million and $30 million, respectively, compared to $10 million and $28 million for the three and nine months ended September 30, 2011, respectively. These payments were for legal services, printing services and commissions paid on premiums for insurance coverage. We have entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties during the three and nine months ended September 30, 2012 and September 30, 2011 were less than $1 million, respectively.

Rogers Communications Inc.	24	Third Quarter 2012

These transactions are recorded at the amount agreed to by the related parties and are reviewed by the Audit Committee.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2011 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2011 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended September 30, 2012 there were no changes to the critical accounting policies and estimates of Wireless, Cable Operations, RBS and Media from those found in our 2011 Annual MD&A, except for changes in the useful life of certain property, plant and equipment assets. The impact of these changes were accounted for prospectively and resulted in a net decrease of depreciation expense of $45 million for the three months ended September 30, 2012.

NEW ACCOUNTING STANDARDS

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment is effective for our interim and annual consolidated financial statements commencing January 1, 2012. Rogers has assessed the impact of this amendment and there is no impact on its consolidated financial statements.

Recent Accounting Pronouncements

Rogers has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. Unless otherwise indicated, the following accounting pronouncements are required to be applied beginning on or after January 1, 2013. Refer to our 2011 Annual Report for a brief description of each accounting pronouncement. We are assessing the impact of the following accounting pronouncements on its consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements

•	IFRS 11, Joint Arrangements

•	IFRS 12, Disclosure of Interests in Other Entities

•	IFRS 13, Fair Value Measurement

•	IAS 1, Presentation of Financial Statements (amended 2011)

•	IAS 19, Employee Benefits(amended 2011)

•	IAS 27, Separate Financial Statements (amended 2011)

•	IAS 28, Investments in Associates and Joint Ventures (amended 2011)

•	IAS 32, Financial Instrument: Presentation (amended 2011), effective January 1, 2014

•	IFRS 9, Financial Instruments, effective January 1, 2015

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting during the third quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

SEASONALITY

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

Each of Wireless, Cable Operations, RBS and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the Wireless, Cable Operations, RBS and Media segments, please refer to our 2011 Annual MD&A.

Rogers Communications Inc.	25	Third Quarter 2012

2012 FINANCIAL AND OPERATING GUIDANCE

We have no specific revisions to the 2012 annual consolidated guidance ranges that we provided on February 22, 2012. See the section entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” below.

Rogers Communications Inc.	26	Third Quarter 2012

RECONCILIATION OF FINANCIAL MEASURES

Calculation of Adjusted Operating Profit, Net Income, Earnings Per Share and Free Cash Flow

Operating profit, free cash flow and the ‘Adjusted’ amounts presented below are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. These measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as a valuation metric. We have reconciled these non-GAAP measures to their most directly comparable measure calculated in accordance with IFRS in the table below. The ‘Adjusted’ amounts exclude (i) stock-based compensation expense (recovery); (ii) integration, restructuring and acquisition expenses; (iii) other items (net); and (iv) in respect of net income and earnings per share, loss on the repayment of long-term debt, the related income tax impact of the above amounts, and income tax charge due to legislative tax changes.

(In millions of dollars, except per share amounts;	Three months ended September 30,		Nine months ended September 30,
number of shares outstanding in millions)	2012	2011	2012	2011

Operating income	$818	$804	$2,190	$2,272
Add:
Depreciation and amortization	437	427	1,366	1,289
Operating profit	$1,255	$1,231	$3,556	$3,561
Add (deduct):
Stock-based compensation expense (recovery)	26	(19)	20	30
Settlement of pension obligations	-	-	-	11
Integration, restructuring and acquisition expenses	7	15	82	36
Adjusted operating profit	$1,288	$1,227	$3,658	$3,638

Net income from continuing operations	$466	$497	$1,203	$1,255
Add (deduct):
Stock-based compensation expense (recovery)	26	(19)	20	30
Settlement of pension obligations	-	-	-	11
Integration, restructuring and acquisition expenses	7	15	82	36
Loss on repayment of long-term debt	-	-	-	99
Income tax impact of above items	(4)	(4)	(26)	(45)
Income tax charge, legislative tax change	-	-	54	-
Adjusted net income	$495	$489	$1,333	$1,386

Adjusted basic earnings per share:
Adjusted net income	$495	$489	$1,333	$1,386
Divided by: weighted average number of shares outstanding	515	542	520	547
Adjusted basic earnings per share	$0.96	$0.90	$2.56	$2.53

Adjusted diluted earnings per share:
Adjusted net income	$495	$489	$1,333	$1,386
Divided by: diluted weighted average number of shares outstanding	518	546	523	551
Adjusted diluted earnings per share	$0.96	$0.90	$2.55	$2.52

Basic earnings per share:
Net income from continuing operations	$466	$497	$1,203	$1,255
Net income	$466	$491	$1,171	$1,236
Divided by: weighted average number of shares outstanding	515	542	520	547
Basic earnings per share - continuing operations	$0.90	$0.92	$2.31	$2.29
Basic earnings per share	$0.90	$0.91	$2.25	$2.26

Diluted earnings per share:
Net income from continuing operations	$466	$497	$1,203	$1,255
Effect on net income of dilutive securities	-	(15)	-	-
Diluted net income from continuing operations	$466	$482	$1,203	$1,255

Net income	$466	$491	$1,171	$1,236
Effect on net income of dilutive securities	-	(15)	-	-
Diluted net income	$466	$476	$1,171	$1,236
Divided by: diluted weighted average number of shares outstanding	518	546	523	551
Diluted earnings per share - continuing operations	$0.90	$0.88	$2.30	$2.28
Diluted earnings per share	$0.90	$0.87	$2.24	$2.25

Calculation of Free Cash Flow

Adjusted operating profit	$1,288	$1,227	$3,658	$3,638
Add (deduct):
PP&E expenditures	(528)	(559)	(1,435)	(1,474)
Interest on long-term debt, net of capitalization	(171)	(158)	(490)	(480)
Pre-tax free cash flow	589	510	1,733	1,684
Cash income taxes	(28)	(11)	(123)	(17)
After-tax free cash flow	$561	$499	$1,610	$1,667

Rogers Communications Inc.	27	Third Quarter 2012

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2012			2011				2010
(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenue
Wireless	$1,889	$1,765	$1,706	$1,826	$1,832	$1,759	$1,721	$1,788
Cable Operations	838	843	825	838	826	832	813	811
RBS	86	90	87	93	96	100	116	111
Media	392	440	354	428	407	437	339	416
Corporate items and eliminations	(29)	(32)	(29)	(30)	(30)	(31)	(26)	(20)
Total operating revenue	3,176	3,106	2,943	3,155	3,131	3,097	2,963	3,106

Adjusted operating profit (loss)(1)
Wireless	843	796	737	670	815	761	790	704
Cable Operations	403	403	378	403	367	397	382	372
RBS	22	22	18	20	19	21	26	12
Media	50	79	(14)	44	55	91	(10)	24
Corporate items and eliminations	(30)	(24)	(25)	(36)	(29)	(26)	(21)	(28)
Adjusted operating profit(1)	1,288	1,276	1,094	1,101	1,227	1,244	1,167	1,084
Stock-based compensation (expense) recovery	(26)	12	(6)	(34)	19	(41)	(8)	26
Settlement of pension obligations	-	-	-	-	-	(11)	-	-
Integration, restructuring and acquisition expenses	(7)	(33)	(42)	(20)	(15)	(17)	(4)	(21)
Other items, net	-	-	-	-	-	-	-	5
Operating profit(1)	1,255	1,255	1,046	1,047	1,231	1,175	1,155	1,094
Depreciation and amortization	(437)	(466)	(463)	(454)	(427)	(444)	(418)	(429)
Impairment of assets	-	-	-	-	-	-	-	(11)
Operating income	818	789	583	593	804	731	737	654
Interest on long-term debt	(176)	(171)	(167)	(169)	(167)	(167)	(165)	(164)
Loss on repayment of long-term debt	-	-	-	-	-	-	(99)	-
Other financing costs	7	12	7	11	21	1	(4)	(14)
Share of income (loss) of associates and joint ventures	(8)	3	3	3	1	-	3	(5)
Other income (expense), net	2	4	5	(6)	-	5	2	(5)
Income tax expense	(177)	(224)	(107)	(97)	(162)	(157)	(129)	(146)
Net income from continuing operations	$466	$413	$324	$335	$497	$413	$345	$320

Add (deduct):
Stock-based compensation expense (recovery)	26	(12)	6	34	(19)	41	8	(26)
Settlement of pension obligations	-	-	-	-	-	11	-	-
Integration, restructuring and acquisition expenses	7	33	42	20	15	17	4	21
Other items, net	-	-	-	-	-	-	-	(5)
Loss on repayment of long-term debt	-	-	-	-	-	-	99	-
Impairment of assets	-	-	-	-	-	-	-	11
Income tax impact of above items	(4)	(10)	(12)	(11)	(4)	(13)	(28)	(5)
Income tax charge, cash-settled stock options	-	-	-	-	-	-	-	40
Income tax charge, legislative tax change	-	54	-	(28)	-	-	-	-
Adjusted net income(1)	$495	$478	$360	$350	$489	$469	$428	$356

Earnings per share from continuing operations:
Basic	$0.90	$0.79	$0.62	$0.63	$0.92	$0.76	$0.62	$0.57
Diluted	$0.90	$0.77	$0.61	$0.63	$0.88	$0.75	$0.62	$0.53

As adjusted(1):
Earnings per share from continuing operations:
Basic	$0.96	$0.92	$0.69	$0.66	$0.90	$0.86	$0.77	$0.63
Diluted	$0.96	$0.91	$0.68	$0.66	$0.90	$0.85	$0.77	$0.63

Net income from continuing operations	$466	$413	$324	$335	$497	$413	$345	$320
Loss from discontinued operations	-	(13)	(19)	(8)	(6)	(3)	(10)	(18)
Net income	$466	$400	$305	$327	$491	$410	$335	$302

Earnings per share:
Basic	$0.90	$0.77	$0.58	$0.61	$0.91	$0.75	$0.60	$0.54
Diluted	$0.90	$0.75	$0.57	$0.61	$0.87	$0.74	$0.60	$0.50

Additions to PP&E	$528	$458	$449	$653	$559	$520	$395	$583

(1)	As defined. See sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Reconciliation of Financial Measures”.

Rogers Communications Inc.	28	Third Quarter 2012

SUMMARY FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $2.0 billion bank credit facility and Derivatives are unsecured obligations of RCI, as obligor, and RCP, as co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCP; (iii) our non-guarantor subsidiaries (“Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	Three months ended September 30 (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011

Statement of Income Data:
Revenue	$2	$27	$2,809	$2,744	$404	$421	$(39)	$(61)	$3,176	$3,131
Operating income (loss)	(46)	(22)	845	802	34	41	(15)	(17)	818	804
Net income (loss)	466	491	849	795	205	215	(1,054)	(1,010)	466	491

	Nine months ended September 30 (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011	Sep. 30 2012	Sep. 30 2011

Statement of Income Data:
Revenue	$2	$79	$8,114	$8,069	$1,222	$1,234	$(113)	$(191)	$9,225	$9,191
Operating income (loss)	(101)	(114)	2,275	2,354	66	83	(50)	(51)	2,190	2,272
Net income (loss)	1,171	1,236	2,244	2,293	601	658	(2,845)	(2,951)	1,171	1,236

	As at period end (unaudited)
	RCI(1)(2)		RCP(1)(2)		Other Subsidiaries(2)		Consolidating Adjustments(2)		Total Consolidated Amounts
(In millions of dollars)	Sep. 30 2012	Dec. 31 2011	Sep. 30 2012	Dec. 31 2011	Sep. 30 2012	Dec. 31 2011	Sep. 30 2012	Dec. 31 2011	Sep. 30 2012	Dec. 31 2011

Balance Sheet Data (at period end):
Current assets	$709	$710	$7,183	$5,288	$1,803	$1,608	$(7,402)	$(5,694)	$2,293	$1,912
Non-current assets	27,667	23,383	11,422	11,350	6,460	5,681	(28,710)	(23,964)	16,839	16,450
Current liabilities	9,137	5,538	1,598	1,834	556	868	(8,448)	(5,691)	2,843	2,549
Non-current liabilities	12,102	11,640	221	259	192	188	151	154	12,666	12,241

(1)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
(2)

Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	29	Third Quarter 2012

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance and forecasts relating to revenue, adjusted operating profit, property plant and equipment expenditures, cash income tax payments, free cash flow, dividend payments, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance”, and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on estimates and other factors and expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time applied, but may prove to be incorrect, including, but not limited to: general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth, usage and churn rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

We caution that all forward-looking information, including any statement regarding our current objectives, strategies and intentions and any factor, assumptions, estimate or expectation underlying the forward-looking information, is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: new interpretations and new accounting standards from accounting standards bodies, economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities.

Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the “Operating Environment” section of our 2011 Annual MD&A, including the section entitled “Risks and Uncertainties Affecting our Businesses”. Our annual and quarterly reports can be found online at rogers.com/investors, sedar.com and sec.gov or are available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media, we are engaged in

Rogers Communications Inc.	30	Third Quarter 2012

radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contact

Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live webcast of our quarterly results teleconference with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:00 a.m. ET today, October 24, 2012. A rebroadcast of this teleconference will be available on the Events and Presentations page of Rogers’ Investor Relations website, rogers.com/investors, for a period of at least two weeks following the teleconference.

# # #

Rogers Communications Inc.	31	Third Quarter 2012

Unaudited Interim Condensed Consolidated Financial Statements of

Rogers Communications Inc.

Three months and nine months ended September 30, 2012 and 2011

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Operating revenue	$3,176	$3,131	$9,225	$9,191

Operating expenses:
Operating costs (note 4)	1,914	1,885	5,587	5,594
Integration, restructuring and acquisition costs (note 7)	7	15	82	36
Depreciation and amortization	437	427	1,366	1,289

Operating income	818	804	2,190	2,272

Finance costs (note 5)	(169)	(146)	(488)	(580)
Other income, net	2	–	11	7
Share of the income (loss) of associates and joint ventures, net of tax	(8)	1	(2)	4

Income before income taxes from continuing operations	643	659	1,711	1,703

Income tax expense:
Current	62	99	310	383
Deferred	115	63	198	65
	177	162	508	448
Net income for the period from continuing operations	466	497	1,203	1,255
Loss from discontinued operations, net of tax (note 6)	–	(6)	(32)	(19)
Net income	$466	$491	$1,171	$1,236

Earnings per share - basic (note 8):
Earnings per share from continuing operations	$0.90	$0.92	$2.31	$2.29
Loss per share from discontinued operations	–	(0.01)	(0.06)	(0.03)
Earnings per share	$0.90	$0.91	$2.25	$2.26

Earnings per share - diluted (note 8):
Earnings per share from continuing operations	$0.90	$0.88	$2.30	$2.28
Loss per share from discontinued operations	–	(0.01)	(0.06)	(0.03)
Earnings per share	$0.90	$0.87	$2.24	$2.25

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Third Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Net income for the period	$466	$491	$1,171	$1,236

Other comprehensive income (loss):

Defined benefit pension plans:
Actuarial loss	–	–	–	(10)
Related income tax recovery	–	–	–	2
	–	–	–	(8)

Change in fair value of available-for-sale investments:
Increase (decrease) in fair value	(154)	29	(219)	108
Related income tax recovery (expense)	20	(4)	29	(14)
	(134)	25	(190)	94

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(159)	396	(140)	216
Reclassification to net income due to settlement of swaps	–	–	–	22
Reclassification to net income of foreign exchange gain (loss) on long-term debt	135	(325)	131	(194)
Reclassification to net income of accrued interest	16	17	45	55
Related income tax recovery (expense)	8	(35)	(1)	(33)
	–	53	35	66

Other comprehensive income (loss) for the period	(134)	78	(155)	152
Comprehensive income for the period	$332	$569	$1,016	$1,388

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	September 30, 2012	December 31, 2011

Assets

Current assets:
Cash and cash equivalents	$459	$–
Accounts receivable	1,429	1,574
Other current assets	399	322
Current portion of derivative instruments	6	16
	2,293	1,912

Property, plant and equipment	9,289	9,114
Goodwill	3,282	3,280
Intangible assets	2,630	2,721
Investments (note 9)	1,445	1,107
Derivative instruments	20	64
Other long-term assets	133	134
Deferred tax assets	40	30
	$19,132	$18,362

Liabilities and Shareholders’ Equity

Current liabilities:
Bank advances	$–	$57
Accounts payable and accrued liabilities	1,852	2,085
Income tax payable	150	–
Current portion of provisions	25	35
Current portion of long-term debt (note 10)	344	–
Current portion of derivative instruments	161	37
Unearned revenue	311	335
	2,843	2,549

Provisions	34	38
Long-term debt (note 10)	10,392	10,034
Derivative instruments	431	503
Other long-term liabilities	240	276
Deferred tax liabilities	1,569	1,390
	15,509	14,790

Shareholders’ equity (note 11)	3,623	3,572
	$19,132	$18,362

Commitments (note 14)

Contingencies (note 15)

Subsequent event (note 9)

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

Nine months ended September 30, 2012

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial		Total
	Amount	Number of shares	Amount	Number of shares	Share premium	Retained earnings	assets reserve	Hedging reserve	shareholders’ equity
		(000s)		(000s)

Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

Net income for the period	–	–	–	–	–	1,171	–	–	1,171
Other comprehensive income (loss):
Available-for-sale investments, net of tax	–	–	–	–	–	–	(190)	–	(190)
Derivative instruments, net of tax	–	–	–	–	–	–	–	35	35
Total other comprehensive income	–	–	–	–	–	–	(190)	35	(155)

Comprehensive income for the period	–	–	–	–	–	1,171	(190)	35	1,016
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(10)	(9,637)	(243)	(97)	–	–	(350)
Dividends declared	–	–	–	–	–	(616)	–	–	(616)
Shares issued on exercise of stock options	–	–	1	27	–	–	–	–	1
Total transactions with shareholders	–	–	(9)	(9,610)	(243)	(713)	–	–	(965)
Balances, September 30, 2012	$72	112,462	$397	402,785	$–	$2,901	$243	$10	$3,623

Nine months ended September 30, 2011

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial		Total
	Amount	Number of shares	Amount	Number of shares	Share premium	Retained earnings	assets reserve	Hedging reserve	shareholders’ equity
		(000s)		(000s)

Balances, December 31, 2010	$72	112,462	$426	443,072	$1,113	$1,923	$281	$(55)	$3,760

Net income for the period	–	–	–	–	–	1,236	–	–	1,236
Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	–	(8)	–	–	(8)
Available-for-sale investments, net of tax	–	–	–	–	–	–	94	–	94
Derivative instruments, net of tax	–	–	–	–	–	–	–	66	66
Total other comprehensive income	–	–	–	–	–	(8)	94	66	152

Comprehensive income for the period	–	–	–	–	–	1,228	94	66	1,388
Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(20)	(20,905)	(609)	(96)	–	–	(725)
Dividends declared	–	–	–	–	–	(579)	–	–	(579)
Shares issued on exercise of stock options	–	–	2	64	–	–	–	–	2
Acquisition of non-controlling interests	–	–	–	–	–	(11)	–	–	(11)
Total transactions with shareholders	–	–	(18)	(20,841)	(609)	(686)	–	–	(1,313)
Balances, September 30, 2011	$72	112,462	$408	422,231	$504	$2,465	$375	$11	$3,835

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Cash provided by (used in):

Operating activities:
Net income	$466	$491	$1,171	$1,236
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	437	427	1,366	1,289
Program rights amortization	11	18	60	60
Finance costs	169	146	488	580
Current income tax expense	62	96	300	375
Deferred taxes	115	63	198	65
Pension contributions, net of expense	(11)	(6)	(29)	(38)
Settlement of pension obligations	–	–	–	11
Stock-based compensation expense (recovery)	26	(19)	20	30
Amortization of fair value decrement on long-term debt	–	–	1	1
Share of the loss (income) of associates and joint ventures, net of tax	8	(1)	2	(4)
Other	1	(10)	(6)	(1)
	1,284	1,205	3,571	3,604
Change in non-cash operating working capital items	113	178	(140)	(268)
	1,397	1,383	3,431	3,336
Interest paid	(223)	(244)	(555)	(553)
Income taxes paid	(28)	(11)	(123)	(17)
	1,146	1,128	2,753	2,766

Investing activities:
Additions to property, plant and equipment (“PP&E”)	(528)	(559)	(1,435)	(1,474)
Change in non-cash working capital items related to PP&E	53	38	(49)	(121)
Acquisitions, net of cash and cash equivalents acquired	–	–	–	(532)
Investments (note 9)	(540)	–	(540)	–
Additions to program rights	(46)	(40)	(67)	(50)
Other	(19)	(9)	(33)	(28)
	(1,080)	(570)	(2,124)	(2,205)

Rogers Communications Inc.	5	Third Quarter 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Financing activities:
Issuance of long-term debt	–	240	2,090	3,650
Repayment of long-term debt	–	(120)	(1,240)	(2,482)
Premium on repayment of long-term debt	–	–	–	(76)
Payment on settlement of cross-currency interest rate exchange agreement and forward contracts	–	–	–	(1,208)
Proceeds on settlement of cross-currency interest rate exchange agreement and forward contracts	–	–	–	878
Transaction costs incurred	(5)	–	(14)	(10)
Repurchase of Class B Non-Voting shares	–	(440)	(350)	(725)
Proceeds received on exercise of stock options	–	1	–	1
Dividends paid	(205)	(194)	(599)	(568)
	(210)	(513)	(113)	(540)

Change in cash and cash equivalents (bank advances)	(144)	45	516	21

Cash and cash equivalents (bank advances), beginning of period	603	(69)	(57)	(45)

Cash and cash equivalents (bank advances), end of period	$459	$(24)	$459	$(24)

The change in non-cash operating working capital items is as follows:
(Increase)/decrease in accounts receivable	$(84)	$53	$116	$31
(Increase)/decrease in other assets	131	45	(80)	(90)
Increase/(decrease) in accounts payable and accrued liabilities	99	86	(150)	(199)
Increase/(decrease) in unearned revenue	(33)	(6)	(26)	(10)
	$113	$178	$(140)	$(268)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Rogers Communications Inc.

Notes to Interim Condensed Unaudited Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts)

1.	Nature of the business:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. Through its Wireless segment (“Wireless”), RCI is engaged in wireless voice and data communications services. RCI provides television, high-speed Internet and telephony products primarily to residential customers through its Cable Operations segment. Through its Rogers Business Solutions segment (“RBS”), RCI provides local and long-distance telephone, enhanced voice and data networking services, and Internet access to medium and large Canadian businesses and governments. RCI is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media through its Media segment (“Media”). RCI and its subsidiary companies are collectively referred to herein as the “Company”.

The Company’s registered office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

RCI Class A Voting and Class B Non-Voting shares are traded in Canada on the Toronto Stock Exchange (“TSX”) and its Class B Non-Voting shares are also traded on the New York Stock Exchange.

These unaudited interim condensed consolidated financial statements of RCI for the three months and nine months ended September 30, 2012 were approved by the Audit Committee on October 23, 2012.

2.	Significant accounting policies:

(a) Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements for the year ended December 31, 2011.

(b) Basis of presentation:

The unaudited consolidated financial statements include the accounts of Rogers Communications Inc. and its subsidiaries. The notes presented in these unaudited interim condensed consolidated financial statements include in general only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all disclosures required by IFRS for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2011 (the “2011 financial statements”). The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as the 2011 financial statements. In addition, the Company adopted the following accounting pronouncement:

IFRS 7, Financial Instruments: Disclosures

In October 2010, the IASB amended IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). This amendment enhances disclosure requirements to aid financial statement users in evaluating the nature of, and risks associated with an entity’s continuing involvement in derecognized financial assets. This amendment is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2012. The Company has assessed the impact of this amendment and there is no impact on its unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	7	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(c) Change in useful life of certain property, plant and equipment:

During the third quarter of 2012, the Company reviewed depreciation rates for certain network equipment, computer equipment, software and customer premise equipment. This review resulted in changes in estimates of useful lives of certain assets. Accordingly, distribution cable and subscriber drops are amortized on a straight-line basis at rates between 3.33% and 20%, network equipment is amortized on a straight-line basis at rates between 3.33% and 33.33%, computer equipment and software is amortized on a straight-line basis at rates between 10% and 20%. The impact of these changes were accounted for prospectively and resulted in a decrease of depreciation expense of $45 million for the three months ended September 30, 2012.

3.	Segmented information:

Operating segments:

Management reviews the operations of the Company by business segments. These business segments are the primary operating segments and are described as follows:

(a)	Wireless - This segment provides retail and business voice and data wireless communications services.

(b)	Cable Operations - This segment provides cable services, high speed Internet service and Rogers Home Phone.

(c)

RBS - This segment offers local and long-distance telephone services, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making some of these offerings available on a wholesale basis to other telecommunications providers.

(d)	Media - This segment operates the Company’s radio and television broadcasting operations, consumer and trade publishing operations, televised home shopping service and Rogers Sports Entertainment.

The accounting policies of the segments are the same as those described in the significant accounting policies (note 2) of the 2011 financial statements. The Company discloses segment operating results based on income from continuing operations before integration, restructuring and acquisition costs, stock-based compensation expense (recovery), settlement of pension obligations, depreciation and amortization, finance costs, other income (expense), share of income or (loss) of associates and joint ventures, and income taxes, consistent with internal management reporting. This measure of segment operating results differs from operating income in the unaudited interim condensed consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

During the second quarter of 2012, the Company completed the closure of its Video operations. As a result of this decision, the consolidated results no longer include the results of Video, and Video is no longer a reportable segment. Current and prior period results have been restated to reflect this change (see note 6).

Rogers Communications Inc.	8	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Information by reportable segments is as follows:

Three months ended September 30, 2012	Wireless	Cable Operations	RBS	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$ 1,889	$ 838	$ 86	$ 392	$ (29)	$ 3,176

Operating costs*	1,046	435	64	342	1	1,888
	843	403	22	50	(30)	1,288
Integration, restructuring and acquisition costs						7
Stock-based compensation expense (recovery)*						26
Depreciation and amortization						437

Operating income						818

Finance costs						(169)
Other income, net						2
Share of income (loss) of associates and joint ventures, net of tax						(8)
Income before income taxes from continuing operations						$ 643

Three months ended September 30, 2011	Wireless	Cable Operations	RBS	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$ 1,832	$ 826	$ 96	$ 407	$ (30)	$ 3,131

Operating costs*	1,017	459	77	352	(1)	1,904
	815	367	19	55	(29)	1,227
Integration, restructuring and acquisition costs						15
Stock-based compensation expense (recovery)*						(19)
Depreciation and amortization						427

Operating income						804

Finance costs						(146)
Other income, net						–
Share of income (loss) of associates and joint ventures, net of tax						1
Income before income taxes from continuing operations						$ 659

* Included with operating costs in unaudited interim consolidated statements of income.

Rogers Communications Inc.	9	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Nine months ended September 30, 2012	Wireless	Cable Operations	RBS	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$ 5,360	$ 2,506	$ 263	$ 1,186	$ (90)	$ 9,225

Operating costs*	2,984	1,322	201	1,071	(11)	5,567
	2,376	1,184	62	115	(79)	3,658
Integration, restructuring and acquisition costs						82
Stock-based compensation expense (recovery)*						20
Depreciation and amortization						1,366

Operating income						2,190

Finance costs						(488)
Other income, net						11
Share of income (loss) of associates and joint ventures, net of tax						(2)
Income before income taxes from continuing operations						$ 1,711

Nine months ended September 30, 2011	Wireless	Cable Operations	RBS	Media	Corporate items and eliminations	Consolidated totals

Operating revenue	$ 5,312	$ 2,471	$ 312	$ 1,183	$ (87)	$ 9,191

Operating costs*	2,946	1,325	246	1,047	(11)	5,553
	2,366	1,146	66	136	(76)	3,638
Integration, restructuring and acquisition costs						36
Stock-based compensation expense (recovery)*						30
Settlement of pension obligations*						11
Depreciation and amortization						1,289

Operating income						2,272

Finance costs						(580)
Other income, net						7
Share of income (loss) of associates and joint ventures, net of tax						4
Income before income taxes from continuing operations						$ 1,703

* Included with operating costs in unaudited interim consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

Rogers Communications Inc.	10	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

4.	Operating costs:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Cost of equipment sales and direct channel subsidies	$384	$326	$1,041	$979
Merchandise for resale	39	40	122	120
Other external purchases	1,015	1,088	3,079	3,169
Employee salaries and benefits	476	431	1,345	1,315
Settlement of pension obligations	–	–	–	11
	$1,914	$1,885	$5,587	$5,594

5.	Finance costs:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Interest on long-term debt	$176	$167	$514	$499
Loss on repayment of long-term debt	–	–	–	99
Foreign exchange loss (gain)	(14)	29	(13)	18
Change in fair value of derivative instruments	10	(43)	5	(23)
Capitalized interest	(5)	(9)	(24)	(19)
Amortization of deferred transaction costs	2	2	6	6
	$169	$146	$488	$580

6.	Discontinued operations:

During the second quarter of 2012, the Company discontinued its Video segment. This segment was shut down and the second quarter of 2012 was the last period for operations. Accordingly, the Video segment results of operations have been reported as discontinued operations. As of June 2012, Rogers’ stores no longer offered video and game rentals or sales at any of its retail locations. Certain of these stores continue to serve customers’ wireless and cable needs. The loss of the discontinued operations is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Operating revenue	$–	$18	$18	$60
Operating costs	–	25	30	76
	–	(7)	(12)	(16)
Integration, restructuring and acquisition costs	–	2	30	11

Loss before income taxes	–	(9)	(42)	(27)
Income tax recovery	–	(3)	(10)	(8)

Loss from discontinued operations	$–	$(6)	$(32)	$(19)

The Video segment did not have any significant assets or liabilities as at December 31, 2011 or September 30, 2012. Cash flows used in operating activities for the discontinued Video segment for the three and nine months ended September 30, 2012 were $nil and $2 million, respectively (2011 - $6 million and $6 million). The Video segment did not have any cash flows from investing or financing activities for the three and nine months ended September 30, 2012 and September 30, 2011.

Rogers Communications Inc.	11	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

7.	Integration, restructuring and acquisition costs:

During the three and nine months ended September 30, 2012, the Company incurred $7 million and $82 million, respectively of integration, restructuring and acquisition costs related to severances resulting from the targeted restructuring of its employee base.

The additions to the liabilities related to the integration, restructuring and acquisition activities and payments made against such liabilities during 2012 are as follows:

	As at December 31, 2011	Additions	Payments	As at September 30, 2012
Severances resulting from the targeted restructuring of the Company’s employee base	$46	$80	$(68)	$58
Acquisition transaction costs and integration of acquired businesses	2	2	–	4
	$48	$82	$(68)	$62

The remaining liability of $62 million as at September 30, 2012, which is included in accounts payable and accrued liabilities, is expected to be paid over fiscal 2012 to 2013.

Rogers Communications Inc.	12	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

8.	Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three and nine months ended September 30, 2012 and 2011:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Numerator:
Net income for the period from continuing operations	$466	$497	$1,203	$1,255
Loss from discontinued operations	–	(6)	(32)	(19)
Net income for the period	$466	$491	$1,171	$1,236

Denominator (in millions):
Weighted average number of shares outstanding - basic	515	542	520	547

Effect of dilutive securities:
Employee stock options	3	4	3	4
Weighted average number of shares outstanding - diluted	518	546	523	551

Earnings per share - basic:
Earnings per share from continuing operations	$0.90	$0.92	$2.31	$2.29
Loss per share from discontinued operations	–	(0.01)	(0.06)	(0.03)
Earnings per share	$0.90	$0.91	$2.25	$2.26

Earnings per share - diluted:
Earnings per share from continuing operations	$0.90	$0.88	$2.30	$2.28
Loss per share from discontinued operations	–	(0.01)	(0.06)	(0.03)
Earnings per share	$0.90	$0.87	$2.24	$2.25

For the three and nine months ended September 30, 2011, accounting for outstanding share-based payments under the equity-settled method of stock-based compensation was more dilutive than the accounting for these payments under cash-settled accounting. As a result, net income for the periods was reduced in the three and nine months ended September 30, 2011, by $15 million and $nil, respectively, in the diluted earnings per share calculation to account for these awards as if they were equity-settled. There was no effect for the three and nine months ended September 30, 2012.

The total number of anti-dilutive options that were out of the money and therefore excluded from the calculation for the three and nine months ended September 30, 2012 was 17,240 and 1,370,974 (2011 - 1,521,244 and 1,600,529), respectively.

Rogers Communications Inc.	13	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

9.	Investments:

(a) Maple Leaf Sports & Entertainment:

On August 22, 2012, the Company, along with BCE Inc., closed the joint acquisition of a net 75 percent equity interest in Maple Leaf Sports & Entertainment Ltd. (“MLSE”) from the Ontario Teachers’ Pension Plan. MLSE is one of Canada’s largest sports and entertainment companies and owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, the MLS’ Toronto FC, the AHL’s Toronto Marlies and other assets. The Company’s net cash investment, following a leveraged recapitalization of MLSE, was $533 million, representing a 37.5% equity interest in MLSE. An additional $7 million of costs were incurred in relation to this investment. The investment in MLSE is accounted for under the equity method. During the three months ended September 30, 2012, a loss of $8 million was recorded in share of income (loss) of associates and joint ventures.

(b) Score Media Inc.:

On August 25, 2012, the Company announced that it has entered into an agreement to purchase 100% of the outstanding shares of Score Media Inc. for $167 million. As part of this transaction, the Company also received a 10% interest in Score Media’s digital media assets, which will be spun out as a separate entity called Score Digital. theScore Television Network is a national specialty television service providing sports news, information, highlights and live event programming across Canada. This transaction is subject to regulatory approval which is anticipated in the first quarter of 2013, following which the Company will wholly own and control theScore Television Network and its related television assets.

Subsequent to the quarter ended September 30, 2012, on October 19, 2012, the $167 million purchase price was paid and the shares of Score Media were transferred to an interim CRTC-approved trust which is responsible for the independent management of the business in the normal course of operations until CRTC approval is obtained. The ultimate control over the Score Media business will not transfer to the Company until such approval is obtained. In addition, the Company will hold approximately 11.8% of the outstanding shares of Score Digital, which includes 10% that will be issued in connection with this transaction and approximately 1.8% of the shares of Score Digital received by the Company as partial payment for its shareholdings in Score Media prior to the implementation of the transaction.

Rogers Communications Inc.	14	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

10.	Long-term debt:

	Due date	Principal amount	Interest rate	September 30, 2012	December 31, 2011

Bank credit facility			Floating	$–	$250
Senior Notes**	2013	U.S. 350	6.25%	344	356
Senior Notes*	2014	U.S. 750	6.375%	737	763
Senior Notes**	2014	U.S. 350	5.50%	344	356
Senior Notes*	2015	U.S. 550	7.50%	541	559
Senior Notes**	2015	U.S. 280	6.75%	275	285
Senior Notes	2016	1,000	5.80%	1,000	1,000
Senior Notes	2017	500	3.00%	500	–
Senior Notes	2018	U.S.1,400	6.80%	1,377	1,424
Senior Notes	2019	500	5.38%	500	500
Senior Notes	2020	900	4.70%	900	900
Senior Notes	2021	1,450	5.34%	1,450	1,450
Senior Notes	2022	600	4.00%	600	–
Senior Debentures**	2032	U.S. 200	8.75%	197	203
Senior Notes	2038	U.S. 350	7.50%	344	356
Senior Notes	2039	500	6.68%	500	500
Senior Notes	2040	800	6.11%	800	800
Senior Notes	2041	400	6.56%	400	400
				10,809	10,102

Fair value decrement arising from purchase accounting				(2)	(4)

Deferred transaction costs				(71)	(64)

Less current portion				344	–
				$10,392	$10,034

(*)	Denotes senior notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured co-obligor.
(**)	Denotes senior notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured guarantor.

(a) Issuance of Senior Notes:

On June 4, 2012, the Company issued $500 million of 3.00% Senior Notes which mature on June 6, 2017 and $600 million of 4.00% Senior Notes which mature on June 6, 2022. The notes are redeemable, in whole or in part, at the Company’s option, at any time, subject to a certain prepayment premium. The net proceeds from the offering were approximately $1,091 million after deduction of the original issue discount and debt issuance costs.

Debt issuance costs of $9 million related to these notes were incurred in the three months ended June 30, 2012, all of which are included as deferred transaction costs in the carrying value of the long-term debt, and amortized using the effective interest method.

(b) Bank credit facility:

In July 2012, Rogers successfully completed the negotiation and documentation of a new five-year $2.0 billion bank credit facility maturing in July 2017 from a consortium of financial institutions. This new bank credit facility replaces the Company’s prior $2.4 billion bank credit facility that was set to expire in July 2013. The new bank credit facility will be used for general corporate purposes.

Rogers Communications Inc.	15	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The bank credit facility is available on a fully revolving basis until maturity on July 20, 2017 and there are no scheduled reductions prior to maturity. The interest rate charged on the bank credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate or 1.00% to 2.25% over the bankers’ acceptance rate or LIBOR. The Company’s bank credit facility is unsecured and ranks pari passu with the Company’s senior public debt and cross-currency interest rate exchange agreements. The bank credit facility requires that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

11.	Shareholders’ equity:

(a) Dividends:

In February 2012, the Company’s Board of Directors approved an increase in the annualized dividend rate from $1.42 to $1.58 per Class A Voting share and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.395 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

At the same time, in February 2012, the Board of Directors declared a quarterly dividend totalling $0.395 per share on each of its outstanding Class A Voting shares and Class B Non-Voting shares, which was paid on April 2, 2012, to shareholders of record on March 19, 2012, and was the first quarterly dividend to reflect the newly increased $1.58 per share annual dividend level.

On April 25, 2012, the Board of Directors declared a dividend of $0.395 per share, which was paid on July 3, 2012, to the shareholders of record on June 15, 2012.

On August 15, 2012, the Board of Directors declared a dividend of $0.395 per share, which was paid on October 3, 2012, to the shareholders of record on September 14, 2012.

(b) Normal course issuer bid:

In February 2012, the TSX accepted a notice filed by the Company of its intention to renew its prior normal course issuer bid (“NCIB”) for its Class B Non-Voting shares for a further one-year period. The TSX notice provides that the Company may, during the 12-month period commencing February 24, 2012 and ending February 23, 2013, purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 36.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.0 billion. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company considering market conditions, share prices, its cash position, and other factors.

In the nine months ended September 30, 2012, the Company repurchased for cancellation an aggregate 9,637,230 Class B Non-Voting shares for an aggregate purchase price of $350 million, resulting in a reduction to stated capital, share premium and retained earnings of $10 million, $243 million and $97 million, respectively. All of these purchases were effected through the facilities of the TSX.

Rogers Communications Inc.	16	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

12.	Stock-based compensation:

A summary of stock-based compensation expense (recovery), which is included in operating costs, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Stock options	$15	$(20)	$(3)	$7
Restricted share units	9	3	20	17
Deferred share units	2	(2)	3	6
	$26	$(19)	$20	$30

During the three and nine months ended September 30, 2012, the Company granted 28,200 and 1,397,751 (2011 - nil and 1,133,600) stock options to employees, including 28,200 and 591,651 stock options (2011 - nil and 552,300) and nil and 806,100 performance stock options (2011 - nil and 581,300), respectively. As at September 30, 2012, 9,438,522 (December 31, 2011 - 10,689,099) stock options were outstanding.

The weighted average exercise price of stock options granted during the three and nine months ended September 30, 2012 was $37.33 and $37.86 per share (2011 - $nil and $34.36), respectively. The weighted average fair value of stock options granted during the three and nine months ended September 30, 2012 was $6.76 and $7.52 per share (2011 - $nil and $7.24), respectively. The weighted average exercise price of stock options exercised during the three and nine months ended September 30, 2012 was $27.58 and $18.64 per share (2011 - $19.87 and $18.04), respectively.

During the three and nine months ended September 30, 2012, the Company issued 76,841 and 852,960 (2011 - 98,758 and 836,546) restricted share units to employees, including 71,129 and 685,317 (2011 - 85,338 and 666,668) restricted share units and 5,712 and 167,643 (2011 - 13,420 and 169,878) performance restricted share units, respectively. As at September 30, 2012, 2,315,121 (December 31, 2011 - 1,988,955) restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

During the three and nine months ended September 30, 2012, $11 million and $68 million (2011 - $4 million and $28 million) was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

13.	Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three months and nine months ended September 30, 2012, total amounts paid by the Company to these related parties, directly or indirectly, were $10 million and $30 million (2011 - $10 million and $28 million), respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three months and nine months ended September 30, 2012 and 2011 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

Rogers Communications Inc.	17	Third Quarter 2012

Notes to Unaudited Interim Condensed Consolidated Financial Statements

14.	Commitments:

In June 2012, the Company signed a wireless handset purchase agreement which provides for a minimum commitment representing a material portion of current and projected handset sales over a three year period.

15.	Contingencies:

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of all system access fees ever collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan have to take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process.

The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied in June 2012. The plaintiffs are now seeking to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. We have not recorded a liability for this contingency.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (BC). The plaintiffs are seeking unquantified damages and restitution. We have not recorded a liability for this contingency.

The outcome of all the proceedings and claims against the Company, including the matters described above, is subject to future resolution including the uncertainties of litigation. Based on information currently known to the Company, management believes that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that the Company is liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Rogers Communications Inc.	18	Third Quarter 2012